UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNITED HERITAGE CORPORATION
(Name of Issuer)

Common Stock
(Title of Securities)

91058F403
(CUSIP Number)

Mr. Walter G. Mize 2 North Caddo Street Cleburne, Texas 76033 (817)-641-3681
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91058F403

1.	Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Walter G. Mize
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power 333,334*
8.	Shared Voting Power Not Applicable
9.	Sole Dispositive Power 333,334*
10.	Shared Dispositive Power Not Applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,334*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%**
14.	Type of Reporting Person (See Instructions) IN

*This amount is made up of an option to purchase 333,334 shares of common stock at the price of $1.50 per share.
** Computed in accordance with rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer

Common stock, $0.001 par value, and warrants to purchase common stock of United Heritage Corporation (the “Issuer”). The Issuer’s address is 200 North Loraine, Suite 400, Midland, Texas 79701.

Item 2. Identity and Background

(a) This statement is filed by Walter G. Mize (the “Reporting Person”).

(b) The Reporting Person’s address is 2 North Caddo Street, Cleburne, Texas 76033.

(c) The Reporting Person is retired from his principal occupation.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

The Reporting Person owns an option to purchase 333,334 shares of the Issuer’s common stock, representing approximately 4.9% of the Issuer’s outstanding common stock as determined in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended. Upon exercise of the option, the Reporting Person would have the sole power to vote and to dispose of the shares he beneficially owns. Other than the transaction reported herein, the Reporting Person did not effect any transactions in the Issuer’s securities during the past 60 days. If the Reporting Person exercised the option, no other person would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person sold the following securities of the Issuer to Blackwood Ventures LLC on September 26, 2007: (i) 3,759,999 shares of the Issuer’s common stock, (ii) a warrant for the purchase of 953,333 shares of the Issuer’s common stock at an exercise price of $3.15 per share, (iii) a warrant for the purchase of 1,000,000 shares of the Issuer’s common stock at an exercise price of $3.36 per share, and (iv) a warrant for the purchase of 953,333 shares of the Issuer’s common stock at an exercise price of $3.75 per share. The purchase price for these securities was $5,017,000. Blackwood Ventures LLC purchased the securities by transferring to the Reporting Person $375,000 in cash and two promissory notes, one in the face amount of $3,767,000 (the “First Note”) and the second in the face amount of $875,000 (the “Second Note”). Unless otherwise accelerated as anticipated by the terms of the notes, the First Note is due and payable on December 31, 2008 and the Second Note is due and payable on January 31, 2008. Interest accrues on the First Note at the lesser of the prime rate plus 1% or the maximum legal rate. Interest accrues on the Second Note at the lesser of 9.25% or the maximum legal rate. Interest accrued on the First Note is payable semi-annually on February 15 and August 15. Interest accrued on the Second Note is payable on the maturity date.

Payment of the First Note and the Second Note is secured by a pledge agreement covering the securities that were sold and a commercial guarantee executed in favor of the Reporting Person by Andrew Taylor-Kimmins. Payment of the Second Note is also secured by a pledge of 546,505 shares of the common stock of Megawest Energy Corp., which pledge was made by DK True Energy Development Ltd.

Item 7. Material to Be Filed as Exhibits

Exhibit A.	Restated Stock Sale Agreement
Exhibit B.	Restated Promissory Note (First Note)
Exhibit C.	Promissory Note (Second Note)
Exhibit D.	Restated Pledge and Security Agreement
Exhibit E.	Restated Commercial Guaranty
Exhibit F.	Pledge and Security Agreement (DK True Energy Development Ltd.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 2, 2007

/s/ Walter G. Mize Walter G. Mize

EXHIBIT A

RESTATED STOCK SALE AGREEMENT

This Restated Stock Sale Agreement (this "Agreement") is entered into effective on September 18, 2007, among WALTER G. MIZE (the "Seller"); WALTER G. MIZE ("Lender"); and BLACKWOOD VENTURES LLC ("Buyer"), a Delaware limited liability company. This Agreement amends and restates the Stock Sale Agreement dated August 21, 2007, among Seller, Lender, and Buyer.

Recitals:

A. Seller is the current owner of 2,666,666 restricted shares (on a split-adjusted basis) of the common stock, $0.001 par value, of UNITED HERITAGE CORPORATION ("UHCP"), a Utah corporation, as evidenced by Certificates described in Schedule 1 attached (the "Pledged Shares").

B. LOTHIAN OIL INC. ("Lothian"), a Delaware corporation, the prior owner, filed for bankruptcy protection under Case Number 07-70121, U.S. Bankruptcy Court for the Western District of Texas, Midland Division (the "Bankruptcy Court").

C. With the approval of the Bankruptcy Court, Lothian has assigned to Seller (1) the Pledged Shares, and (2) 1,093,333 restricted shares (on a split-adjusted basis) of the common stock, $0.001 par value, of UHCP, as evidenced by Certificate Number 10353 (the "Lothian Shares").

D. With the approval of the Bankruptcy Court, Lothian has also assigned to Seller warrants issued by UHCP to purchase (a) 953,000 shares of Common Stock at $3.15 per share, (b) 1,000,000 shares of Common Stock at $3.36 per share, and (c) 953,000 Shares of Common Stock at $3.75 per share (collectively the "Warrants").

E. Seller desires to sell, and Buyer desires to buy the Pledged Shares and the Lothian Shares and the Warrants; and Lender will finance, in part, the acquisition by Buyer on the terms set forth in this Agreement. The Pledged Shares and the Lothian Shares shall collectively be called the "Shares"; and the Shares and the Warrants shall collectively be called the "Shares and Warrants."

F. The parties desire to set forth their respective rights and risks relating to this transaction.

208284.7 [September 18, 2007]

Agreement:

For valuable consideration, the receipt and sufficiency of which are acknowledged, Seller, Lender, and Buyer agree and stipulate as follows:

Article 1
Sale of Shares

1.1 Sale of Shares and Warrants. On the terms and subject to the conditions set forth in this Agreement, at Closing, as defined below, Buyer will purchase from Seller and Seller will sell and deliver to Buyer (a) all of the Pledged Shares, and (b) the Lothian Shares and the Warrants.

1.2 Purchase Price. Buyer will pay Seller at Closing for the Pledged Shares, the Lothian Shares, and the Warrants an amount equal to $5,017,000 (the "Purchase Price").

1.3 Earnest Money. Buyer has deposited with Seller the sum of $250,000.00 as earnest money (the "Earnest Money"). In the event this transaction is closed in accordance with the terms of this Agreement, the Earnest Money shall be applied to the Purchase Price.

1.4 Investor Representations. Buyer represents and warrants the following to Seller and Lender:

(a) Buyer is acquiring the Shares and Warrants solely for its own account (not as nominee or agent), for investment purposes only, and with no intention of distributing, selling, granting a participation in, offering to sell, or otherwise disposing of, all or any part of the Shares and Warrants, other than in a transaction exempt from registration under the Securities Act of 1933, as amended, or any rule or regulation thereunder (the "1933 Act").

(b) Buyer acknowledges that (i) the Shares are subject to a restriction as evidenced by the legend appearing on each certificate, (ii) the Shares have not been registered under the 1933 Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Buyer's investment intent as expressed herein, (iii) the Shares will be a speculative investment involving a high degree of risk and must be held by Buyer indefinitely, and (iv) Buyer must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from such registration.

(c) Buyer is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D, as presently in effect, can bear the economic risk of this investment in the Shares and Warrants and has knowledge and experience in financial or business matters to the extent necessary for the purpose of evaluating the merits and risks of the investment in the Shares and Warrants.

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(d) Buyer is fully aware of the lack of liquidity of the Shares because of the restrictions on transferability, understands the resale limitations imposed by the 1933 Act and applicable state law, and acknowledges that it may not be able to sell or dispose of the Shares or Warrants.

(e) Buyer is aware of UHCP's business affairs and financial condition and has acquired sufficient information about UHCP to reach an informed and knowledgeable decision to acquire the Shares.

(f) Buyer acknowledges that UHCP is in danger of being delisted from the NASDAQ market and any subsequent delisting will not affect this Agreement.

1.5 Tax Certification. Seller hereby certifies to Buyer that Seller is not a "foreign person," as such term is defined in Section 1445 of the Internal Revenue Code of 1954, as amended, and the regulations promulgated thereunder, and the sale of the Pledged Shares and the Lothian Shares is not subject to the federal income tax withholding requirements of such section and regulations.

1.6 Disclaimer. BUYER HEREBY EXPRESSLY ACKNOWLEDGES AND AGREES THAT AT CLOSING BUYER WILL HAVE EXAMINED UHCP TO THE EXTENT DEEMED NECESSARY IN ORDER TO ENABLE BUYER TO EVALUATE THE PURCHASE OF SHARES AND WARRANTS. BUYER HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT IT IS RELYING SOLELY UPON ITS INSPECTION, EXAMINATION, AND EVALUATION OF UHCP AND IS PURCHASING THE SHARES AND WARRANTS ON AN "AS IS" AND "WITH ALL FAULTS" BASIS, WITHOUT REPRESENTATIONS, COVENANTS, OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY KIND OR NATURE, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT. BUYER HEREBY WAIVES AND RELINQUISHES ALL RIGHTS AND PRIVILEGES ARISING OUT OF ANY REPRESENTATIONS, COVENANTS, AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, WHICH MAY BE DEEMED TO HAVE BEEN GIVEN BY SELLER, THEIR EMPLOYEES, OFFICERS, AGENTS, OR REPRESENTATIVES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXCLUDED FROM THIS TRANSACTION, AS ARE ANY WARRANTIES ARISING FROM A COURSE OF DEALING OR USAGE OR TRADE. BUYER HEREBY WAIVES, TO THE EXTENT ALLOWED BY LAW, ANY CLAIM IT MAY HOLD OR ASSERT, WHETHER NOW EXISTING OR HEREAFTER ARISING, UNDER THE TEXAS DECEPTIVE TRADE PRACTICES - CONSUMER PROTECTION ACT.

1.7 Expenses. Seller has advanced, or may advance before closing, the following amounts for the benefit of UHCP, which may not exceed $125,000.00 in the aggregate (the "Reimbursement Amounts"): (1) $65,000.00 already advanced by Seller to pay the attorneys fees of UHCP's securities counsel, (2) $10,000.00 already advanced by Seller to pay the fees of

208284.7 [September 18, 2007] Stock Sale Agreement - Page 3 of 14

UHCP's accountants, (3) approximately $25,000.00 already advanced by Seller for miscellaneous expenses, and (4) up to an additional $25,000.00, at Seller's sole discretion, to cover other expenses of UHCP.

Article 2
Financing

2.1 Note. Lender will finance, in part, the acquisition of the Pledged Shares, the Lothian Shares, and the Warrants by making two loans as follows:

(a) A first loan to Buyer in an amount not to exceed $3,767,000.00 (the "First Loan"). The First Loan shall be evidenced by a promissory note in the amount of the First Loan, payable by Buyer to the order of Lender, and attached as Exhibit A (the "First Note"). The First Note will accrue interest at a fluctuating rate per annum equal to the sum of the Prime Rate (as established by the Wall Street Journal), plus 1%, be payable in semi-annual installments as further set forth in the First Note, and shall mature on the earlier of (i) a Liquidity Event (as defined below), or (ii) December 31, 2008.

(b) A second loan to Buyer in an amount not to exceed $875,000.00 (the "Second Loan"). The Second Loan shall be evidenced by a promissory note in the amount of the Second Loan, payable by Buyer to the order of Lender, and attached as Exhibit B (the "Second Note"). The Second Note will accrue interest at a fixed rate per annum equal to nine and one-quarter percent (9.25%) and shall mature and be payable on the earlier of (i) a Liquidity Event, or (ii) January 31, 2008.

2.2 Security. Payment of the First Note and the Second Note will be secured by a Pledge and Security Agreement in the form attached as Exhibit C (the "Pledge Agreement"), executed by Buyer in favor of Lender, covering the Shares and Warrants; and payment of the First Note and the Second Note will be personally guaranteed by Andrew Taylor-Kimmins, pursuant to a Guaranty in the form attached as Exhibit D (the "Guaranty"), executed by the guarantor in favor of Lender. Buyer shall deliver all Shares and Warrants sold under this Agreement to Lender as security for the Loan. In addition, payment of the Second Note will be secured by a Pledge and Security Agreement in the form attached as Exhibit E (the "Second Pledge Agreement"), executed by DK TRUE ENERGY DEVELOPMENT LLC, a limited liability company formed under the laws of Cyprus, in favor of Lender, covering 546,505 shares of unrestricted common stock of MEGAWEST ENERGY CORP (OTC BB: MGWSF). The First Note, the Second Note, the Pledge Agreement, the Guaranty, the Second Pledge Agreement, and all other documents related to the Loan shall be collectively called the "Loan Documents."

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2.3 Liquidity Event. In the event of either a sale by Buyer of any portion of the Shares or the exercising by Buyer of any of the Warrants and selling of the shares issued pursuant to the Warrants (a "Liquidity Event"), all of the realized gains up to the amount lawfully due and owing on the First Note and the Second Note will immediately be paid to Lender to pay down unpaid principal and accrued interest owed on the First Note and the Second Note, in such order as determined by Lender.

Article 3
Conditions Precedent

3.1 Condition Precedent to Closing. The Closing of this Agreement is conditioned upon the following:

(a) The sale of both the Pledge Shares and Lothian Shares and the Warrants is subject to the Bankruptcy Court's continued approval of the settlement agreement between Lothian and UHCP, which settles and discharges all indebtedness and payables owed by UHCP to Lothian.

(b) The sale of both the Pledge Shares and Lothian Shares and the Warrants is subject to Buyer's satisfaction that the aggregate outstanding accounts payable and other indebtedness of UHCP is less than $500,000.00 as of the date of Closing, excluding the Reimbursement Amounts.

Article 4
Closing

4.1 Closing Date. The consummation of the transaction contemplated by this Agreement (the "Closing") shall be held at the offices of Walter G. Mize, 2 North Caddo Street, Cleburne, Texas 76031, on or before September ~~18~~ 26, 2007 (the "Closing Date").

4.2 Seller's Obligations at Closing. (a) At Closing, Seller shall deliver to Buyer the following:

(i) a Bill of Sale covering the Pledged Shares, the Lothian Shares, and the Warrants; and

(ii) an assignment of the account payable to Seller from UHCP relating to the Reimbursement Amounts.

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(b) At Closing, Buyer shall deliver to Lender as security for the Loan the following:

(i) the stock certificates evidencing the Pledged Shares and the Lothian Shares, endorsed in blank or otherwise in a form acceptable for transfer on the books of UHCP; and

(ii) the Warrants.

(c) Within ten (10) days after Closing and after payment in full of the cash portion of the Purchase Price, Seller shall dismiss the case and the agreed temporary restraining order entered in the case styled *Walter G. Mize, Individually, As Pledgeholder, and as Agent for Walter G. Mize, Adam Mize, Mary Catherine Hicks, the Cody Trust, and the Hunter Trust, Plaintiffs, v. Lothian Oil Inc., Ken Levy, Andrew Taylor-Kimmins, Bruce Ransom, United Heritage Corporation, UHC New Mexico Corporation, and UHC Petroleum Corporation, Defendants*, Cause No. C200700099, 413th Judicial District Court, Johnson County, Texas.

4.3 Buyer's Obligations at Closing. (a) At Closing, Buyer shall pay Seller cash in the amount of $250,000.00 in certified funds, to be applied first to the Reimbursement Amounts, and then to the cash portion of the Purchase Price, along with the credit for the Earnest Money and the proceeds of the Loan applied to the Purchase Price.

(b) At Closing, Buyer shall deliver to Seller an authorizing resolution and such other instruments as are reasonably required by Seller, to evidence the authority of Buyer and its managing members, managers, and/or officers executing the instruments.

(c) At Closing, Buyer shall deliver to Lender as security for the Loan the following:

(i) the Loan Documents, duly executed by Buyer;

(ii) stock powers signed in blank for the Pledged Shares and the Lothian Shares;

(iii) original certificates evidencing the 546,505 shares of unrestricted common stock of MEGAWEST ENERGY CORP (OTC BB: MGWSF), along with stock powers signed in blank by DK True Energy Development LLC, and an authorizing resolution;

(iv) A Borrowing Resolution in Proper Form (as defined below) and such other instruments as are reasonably required by Lender to evidence the authority of Buyer and its managing members, managers, and/or officers executing the Loan Documents.

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4.4 Broker Indemnity. Seller and Buyer hereby indemnify the other party from and against any and all claims for any broker's commissions related to this sale of the Shares and Warrants, made by any broker attributable to the indemnifying party.

4.5 Expenses. Seller and Buyer shall pay their own attorneys fees and shall split all closing costs incurred in the usual and customary manner for this kind of transaction in Johnson County, Texas.

Article 5
Other Covenants and Representations

5.1 Representations and Warranties by Seller and Lender. Seller and Lender represents and warrants to Buyer as follows:

(a) Seller and Lender have and will continue to have full power and authority to execute and deliver to Buyer this Agreement and all other documents related hereto, including, the Pledged Shares, the Lothian Shares, and the Warrants, and to perform all of their obligations under this Agreement and all other documents related hereto. All of these actions have been duly authorized and are not in conflict with any provision of law or the terms of any trust agreements or any agreement or undertaking to which any of the Seller or Lender is a party or by which any is bound. Upon execution and delivery, this Agreement and all other documents related hereto, and each of them, will be the valid and binding obligations of Seller and Lender, enforceable according to their terms.

(b) No suits, litigation, or proceedings are pending, or to Seller's or Lender's knowledge, threatened against, Seller, Lender, their properties or business that would be expected to have a material adverse effect on this transaction, nor do Seller or Lender know or have reasonable grounds to know of any basis for any such action or of any governmental investigation relative to this transaction.

(c) No representation or warranty by Seller or Lender in this Agreement nor any statement or certificate furnished or to be furnished to Buyer pursuant hereto contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading.

(d) Seller will have the right to transfer the Pledged Shares, the Lothian Shares, and the Warrants to Buyer, free and clear of any liens, claims, or encumbrances.

5.2 Representations and Warranties by Buyer. Buyer represents and warrants to Seller and Lender as follows:

(a) Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware.

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(b) Buyer has and will continue to have full power and authority to execute and deliver to Seller and Lender , through its representatives, this Agreement, the First Note, the Second Note, the other Loan Documents, and all other documents related hereto, and to perform all of its obligations under this Agreement, the First Note, the Second Note, the other Loan Documents, and all other documents related hereto. All of these actions have been duly authorized and are not in conflict with any provision of law or the terms of Buyer's certificate of formation, limited liability company agreement, or any agreement or undertaking to which Buyer is a party or by which it is bound. Upon execution and delivery, this Agreement, the First Note, the Second Note, the other Loan Documents, and all other documents related hereto, and each of them, will be the valid and binding obligations of Buyer enforceable according to their terms.

(c) No suits, litigation or proceedings are pending, or to Buyer's knowledge, threatened against, Buyer, its properties or business, nor does Buyer know or have reasonable grounds to know of any basis for any such action or of any governmental investigation relative to Buyer.

(d) No representation or warranty by Buyer in this Agreement or the Loan Documents, nor any statement or certificate furnished or to be furnished to Seller or Lender pursuant hereto contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading.

(e) The consummation of the transactions contemplated hereby, and the performance of any of the terms and conditions of this Agreement, the First Note, the Second Note, the other Loan Documents, and all other documents related hereto, will not result in a breach of or a default in any mortgage, deed of trust, lease, promissory note, loan agreement, credit agreement, partnership agreement, or other agreement to which Buyer is a party or by which Buyer may be bound or affected.

5.3 Covenants of Buyer. During the term of the First Note and the Second Note, Buyer agrees to the following:

(a) Buyer will (i) maintain its existence in good standing and maintain full legal capacity to perform all of its obligations under this Agreement, the First Note, the Second Note, the other Loan Documents, and all other documents related hereto, (ii) continue to operate its business as currently conducted, and (iii) not permit its dissolution, liquidation, or other termination of existence or forfeiture or right to do business.

(b) Buyer will at all times keep complete and accurate business records in conformity with generally accepted accounting principles, the records to be kept at Buyer's principal office.

(c) Buyer will promptly and fully perform all of its obligations under this Agreement, First Note, the Second Note, the other Loan Documents, and all other agreements with Seller or Lender (whether now existing or entered into hereafter).

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(d) Buyer will permit any person designated by Lender to visit and inspect at reasonable places and times any of the properties, books, and records of Buyer, as often as Lender may reasonably request.

5.4 Covenants regarding Additional Shares. Seller also owns or controls, directly or indirectly, approximately 280,000 restricted shares (on a split-adjusted basis) of the common stock, $0.001 par value, of UHCP (the "Additional Shares"). So long as there is no Event of Default, Seller agrees to cause all of the Additional Shares to be voted on matters relating to UHCP as directed by Buyer in writing.

5.5 Negative Pledge. While First Note or the Second Note remains unpaid, Buyer will not permit UHCP, UHC NEW MEXICO CORPORATION, a New Mexico corporation, UHC PETROLEUM CORPORATION, a Texas corporation, or any other consolidated subsidiaries, to mortgage, assign, hypothecate, pledge, or encumber, or create, incur, or assume any lien or security interest on or in, any oil and gas properties, including, without limitation, the Wardlaw field in Edwards County, Texas, or any of their other properties or assets.

5.6 Confidentiality. Seller, Lender, and Buyer hereby agree that the sale of the Shares and Warrants and the terms and provisions of this Agreement are confidential and shall not be disclosed by any party prior to Closing, except as required for review by the parties' attorneys and accountants.

Article 6
Events of Default and Remedies

6.1 Default of Seller or Lender and Buyer's Remedies. (a) If Seller is unable to convey any material portion of the Lothian Shares and Warrants on the date of Closing, in accordance with the provisions of this Agreement, then Buyer may terminate this Agreement. In the event of such termination, the Earnest Money shall be refunded to Buyer, this Agreement shall be null and void, and the parties shall be relieved of all further obligations and liability under this Agreement; or Buyer may accept the portion of the Shares and Warrants which Seller is able to convey as Buyer's sole remedy.

(b) If the transaction is not consummated by reason of a default (willful or otherwise) by Seller or Lender (other than an inability to deliver in accordance with subsection (a) above), Buyer may either: (1) terminate this Agreement and receive a return of the Earnest Money and all parties be released of all other liability hereunder; or (2) sue for specific performance, these being Buyer's sole remedies.

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6.2 Default of Buyer. (a) The occurrence at any time of any of the following events or the existence of any of the following conditions shall hereinafter collectively be called an "Event of Default":

(i) The failure of Buyer to close the purchase of the Shares and Warrants in accordance with this Agreement for any reason (willful or otherwise).

(ii) Failure of Buyer to make punctual payment when due of any sums owing on First Note or the Second Note; or

(iii) Failure of Buyer to properly perform any of the obligations, covenants, or agreements contained in this Agreement, any of the Loan Documents, or any other agreement (now existing or made hereafter) relating to this transaction; or

(iv) Levy, execution, attachment, sequestration, or other writ against any property, representing the security for First Note or the Second Note; or

(v) Any "Event of Default" under the Loan Documents; or

(vi) Any material representation or warranty made by Buyer is or proves to have been false, misleading, or erroneous; or

(vii) The failure of Buyer to pay any money judgment against it before the expiration of thirty (30) days after the judgment becomes final; or

(viii) Buyer's liquidation, termination of existence, merger or consolidation with another, forfeiture of right to do business, or appointment of a trustee or receiver for any part of its property; or

(ix) A filing by Buyer of a voluntary petition in bankruptcy, or taking advantage of any Debtor Relief Laws (as hereafter defined); or an answer admitting the material allegations of a petition filed against Buyer, under any Debtor Relief Laws; or an admission by Buyer in writing of an inability to pay its or his debts as they become due; or the calling of any meeting of creditors of Buyer for the purpose of considering an arrangement or composition.

(b) The term "Debtor Relief Laws" means any applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar laws affecting the rights or remedies of creditors generally, as in effect from time to time.

6.3 Seller's and Lender's Remedies. Upon an Event of Default, at the option of Seller or Lender, as applicable, (a) all obligations of Seller and Lender under this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto, and all rights of Buyer under this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto, will be terminated, and (b) the entire indebt-

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edness evidenced by First Note and the Second Note, as well as all other liabilities of Buyer, shall be matured without further notice. Thereafter, Seller and Lender may (1) retain the Earnest Money as liquidated damages (the sum of $250,000.00 is agreed upon as liquidated damages because of the difficulty and inconvenience of ascertaining the actual damages), which shall be credited to any liability of Guarantor under the Guaranty, or (2) exercise any and all of the rights and remedies available to them, including, without limitation, those under this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto, and any other instrument or agreement relating hereto, or any one or more of them.

6.4 Election of Remedies. Seller and Lender shall have all of the rights and remedies granted in this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto and available at law or in equity, and these same rights and remedies shall be cumulative and may be pursued separately, successively, or concurrently against Buyer, or any property covered under the Pledge and Security Agreement, at the sole discretion of Lender. The exercise or failure to exercise any of the same shall not constitute a waiver or release thereof or of any other right or remedy, and the same shall be nonexclusive.

Article 7
Miscellaneous

7.1 Interpretation. (a) Article and section headings used in this Agreement are for convenience only and shall be given no significance whatever in interpreting and construing the provisions of this Agreement.

(b) Unless the context otherwise requires, pronouns in the masculine, feminine, or neuter gender include each other, and nouns and pronouns in the singular or plural number include each other.

(c) Unless otherwise indicated in this Agreement, financial terms shall be defined the same as they are defined under generally accepted accounting principles.

(d) "Proper Form" means in form, substance, and detail acceptable to Seller and Lender, in their sole and absolute discretion.

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7.2 Notice. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed, first-class postage prepaid, registered mail, return receipt requested, or by overnight delivery, to the following addresses:

Seller: WALTER G. MIZE
2 North Caddo Street
Cleburne, Texas 76031

with a copy to its counsel:

Paul D. Bradford
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 3600
Fort Worth, Texas 76102-5341

Buyer: BLACKWOOD VENTURES LLC
546 Fifth Avenue, 14th Floor
New York, New York 10036

with a copy to its counsel:

Gerald A. Adler
GUZOV OFSINK, LLC
600 Madison Avenue
New York, New York 10022

Lender: WALTER G. MIZE
2 North Caddo Street
Cleburne, Texas 76031

with a copy to its counsel:

Paul D. Bradford
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 3600
Fort Worth, Texas 76102-5341

The parties may change the address for notices by written notice sent to all parties.

7.3 Modifications. No provision of this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto, may be modified, waived, or terminated except by instrument in writing executed by the party against whom a modification, waiver, or termination is sought to be enforced.

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7.4 Severability. In case any of the provisions of this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto, shall for any reason be held to be invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other provision, and this Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto shall be construed as if such invalid, illegal, or unenforceable provision had never been contained therein.

7.5 Further Assurances. Each party shall cooperate and take such action, and execute and deliver such documents, as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the Loan Documents.

7.6 Governing Law/Venue. This Agreement shall be construed in accordance with the law of the State of Texas. The parties irrevocably agree that venue for any dispute or claim related to this Agreement will be in State District Court in Johnson County, Texas.

7.7 Benefit and Binding. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, successors, and assigns. Buyer may not assign its rights or obligations hereunder without the prior written consent of Seller and Lender.

7.8 Contents of Agreement. This Agreement, First Note, the Second Note, the other Loan Documents, and all other documents related hereto, set forth the entire agreement of the parties, and this Agreement shall not be changed or contradicted orally. Any conflict between this Agreement and any of the other documents will be controlled by this Agreement.

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Executed on the date stated above.

Seller:

____
WALTER G. MIZE

Buyer:

BLACKWOOD VENTURES LLC
By: Blackwood Capital, Ltd., its managing member

By: _______________________________
Andrew Taylor-Kimmins,
its managing member

Lender:

____
WALTER G. MIZE

Exhibits and Schedules:
Schedule 1 - Pledged Shares
Exhibit A - First Note
Exhibit B - Second Note
Exhibit C - the Pledge Agreement
Exhibit D - the Guaranty
Exhibit E - the Second Pledge Agreement

208284.7 [September 18, 2007]

208284.7 [September 18, 2007] Stock Sale Agreement - Page 14 of 14

EXHIBIT B

RESTATED PROMISSORY NOTE

(First Note)

$3,767,000.00 Cleburne, Texas September 18, 2007

Promise to Pay. For value received, BLACKWOOD VENTURES LLC ("Buyer"), a Delaware limited liability company, promises to pay to the order of WALTER G. MIZE ("Lender"), at his offices in Johnson County, Texas, at 2 North Caddo Street, Cleburne, Texas 76031, the sum of Three Million Seven Hundred Sixty Seven Thousand Dollars ($3,767,000.00)("Total Principal Amount"), or such amount less than the Total Principal Amount which is outstanding from time to time, in legal and lawful money of the United States of America, together with interest thereon from this date until maturity at a fluctuating rate per annum equal to the lesser of (a) the sum of the Prime Rate (as defined below) in effect from day to day, plus one percent (1.0%), computed on the basis of a year of 360 days and for the actual number of days elapsed (including the first day but excluding the last day); or (b) the Maximum Rate (as defined below). "Prime Rate" shall mean at any time the rate of interest per annum then most recently established by *the Wall Street Journal* as the "prime rate" on corporate loans for large U.S. commercial banks, as published in the Money Rates section of *The Wall Street Journal*, computed on the basis of a year of 360 days and for the actual number of days elapsed (including the first day but excluding the last day). Each change in the interest rate shall become effective without notice to Borrower on the effective date of each change in the Maximum Rate or the Prime Rate, as the case may be. If at any time the rate based on the Prime Rate, together with all charges made in connection with the loan evidenced by this Note that may be treated as interest under applicable law, shall exceed the Maximum Rate, thereby causing the interest on the principal of the Note to be limited to the Maximum Rate, then notwithstanding any subsequent change in either the Prime Rate or the Maximum Rate that would otherwise reduce the rate based on the Prime Rate to less than the Maximum Rate, the rate of interest on the principal of the Note shall remain equal to the Maximum Rate until the total amount of interest accrued on the principal of the Note equals the amount of interest which would have accrued on the principal of the Note if the rate based on the Prime Rate had at all times been in effect. The term "Maximum Rate" shall mean at the particular time in question the maximum rate of interest which, under applicable law, may then be charged on this Note. If such maximum rate of interest changes after the date hereof, the Maximum Rate shall be automatically increased or decreased, as the case may be, without notice to Borrower from time to time as of the effective time of each change in such maximum rate.

Payment Terms. This Note is due and payable on the terms set out below:

(a) interest shall be due and payable semi-annually as it accrues, commencing on the 15th day of February, 2008, and continuing on the 15th day of August, 2008; and

(b) the outstanding principal balance of this Note, together with all accrued but unpaid interest, shall be due and payable on the Maturity Date. Unless its maturity is sooner accelerated as set forth herein, this Note will mature on the earlier of (i) a Liquidity Event (as

205909.9

defined in the Stock Sale Agreement), or (ii) December 31, 2008 (the "Maturity Date"), at which time all unpaid sums then owing will be payable in full, principal and interest.

This Note may be prepaid in whole or in part at any time without premium or penalty.

Security. This Note is executed in connection with the purchase of shares of stock in UNITED HERITAGE CORPORATION ("UHCP"), a Utah corporation, pursuant to a Restated Stock Sale Agreement of even date, between Borrower, as buyer, and Lender, individually and as agent, as seller, as amended (the "Stock Sale Agreement"); and payment hereof is secured by the security interests created by or described in the Restated Pledge and Security Agreement of even date, executed by Borrower for the benefit of Lender (the "Pledge Agreement"), and any other agreement (now existing or made hereafter) relating to the loans between Lender and Borrower (collectively the "Loan Documents").

Payments. Unless otherwise agreed to in writing or otherwise required by applicable law, payments will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges, and other charges; provided, however, upon delinquency or other Event of Default, Lender reserves the right to apply payments among principal, interest, delinquency charges, collection costs, and other charges, in such order and manner as the holder of this Note may from time to time determine in its sole discretion. All payments and prepayments of principal of or interest on this Note shall be made in lawful money of the United States of America in immediately available funds, at the address of Lender indicated above, or such other place as the holder of this Note shall designate in writing to Borrower. If any payment of principal or interest on this Note shall become due on a day which is not a Business Day (as defined below), such payment shall be made on the next succeeding Business Day and any such extension of time shall be included in computing interest in connection with such payment. As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday, or any other day on which national banking associations are authorized to be closed. The books and records of Lender shall be prima facie evidence of all outstanding principal and accrued and unpaid interest on this Note.

Interest on Past Due Amounts and Default Interest. To the extent any interest is not paid on or before the date it becomes due and payable, Lender may, at its option, add such accrued but unpaid interest to the principal of this Note. Notwithstanding anything herein to the contrary, (i) while any Event of Default (as defined below) is outstanding, (ii) upon acceleration of the maturity hereof following an uncured Event of Default, or (iii) at the Maturity Date, all principal of this Note shall, at the option of Lender, bear interest at the Maximum Rate until paid.

Events of Default. The occurrence at any time of any of the following events or the existence of any of the following conditions shall collectively be called "Events of Default" or singly called an "Event of Default":

(a) Failure to make punctual payment when due of any sums owing on this Note or any of the other Indebtedness (as defined in the Pledge Agreement); or

(b) Failure of any of the Obligated Parties (as defined below) to properly perform any of the obligations, covenants, or agreements contained in the Loan Documents; or any material representation or warranty made by any of the Obligated Parties is or proves to have been false, misleading, or erroneous; or

205909.9 Promissory Note - Page 2 of 6

(c) Any "Event of Default" under the Loan Documents; or

(d) Levy, execution, attachment, sequestration, or other writ against any real or personal property, representing the security for this Note or the Indebtedness; or the transfer, whether voluntarily or by operation of law, of all or any portion of the property securing payment of this Note; or

(e) The making by any of the Obligated Parties of a transfer in fraud of creditors or an assignment for the benefit of creditors; or

(f) The failure of any of the Obligated Parties to pay any money judgment against that party before the expiration of thirty (30) days after the judgment becomes final; or

(g) Any of the Obligated Parties' death, liquidation, termination of existence, merger or consolidation with another, forfeiture of right to do business, or appointment of a trustee or receiver for any part of their property; or

(h) A filing by any of the Obligated Parties of a voluntary petition in bankruptcy, or taking advantage of any Debtor Relief Laws (as defined below); or an answer admitting the material allegations of a petition filed against any of the Obligated Parties, under any Debtor Relief Laws; or an admission by any of the Obligated Parties in writing of an inability to pay its or their debts as they become due; or the calling of any meeting of creditors of any of the Obligated Parties for the purpose of considering an arrangement or composition; or the failure of any of the Obligated Parties to obtain dismissal within sixty (60) days of any involuntary bankruptcy proceeding filed against that party; or

(i) Lender deems its collateral or the prospects for repayment of this Note impaired.

The term "Obligated Parties" used herein means Borrower, Guarantor, any other party liable, in whole or in part, for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise, and any party executing any security agreement, pledge agreement, assignment, or other contract of any kind executed as security in connection with or pertaining to this Note or loan. The term "Debtor Relief Laws" used herein shall mean any applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar laws affecting the rights or remedies of creditors generally, as in effect from time to time.

Notice and Opportunity to Cure. Upon any Event of Default described in item (a) above regarding payment of sums owing to Lender, Borrower shall have five (5) days grace in order to cure the default prior to acceleration of this Note. Upon any other Event of Default, Lender shall give Borrower notice of such Event of Default and Borrower shall have twenty (20) days after such notice in order to cure the default prior to acceleration of this Note; except Borrower shall have no cure period for any voluntary filing by Borrower under any Debtor Relief Laws, for any voluntary transfer of any portion of the collateral, without obtaining Lender's partial release, for any liquidation or termination of existence of Borrower, or for any Event of Default that cannot be cured during that period, and provided that Lender is not obligated to provide written notice of any default which Borrower reports to Lender, but Borrower shall have the benefit of any applicable grace or cure period required herein.

Remedies. Upon an Event of Default, and Borrower's failure to timely cure such default following any notice to Borrower called for herein, at the option of Lender the entire indebtedness evidenced hereby, as well as all other liabilities of Borrower to Lender, shall be matured without further

205909.9 Promissory Note - Page 3 of 6

notice, and Lender may exercise any or all of the rights and remedies available to it, including, without limitation, those under this Note, the Loan Documents, and any other instrument or agreement relating hereto, or any one or more of them. The failure of Lender to exercise its option to accelerate the maturity of this Note shall not constitute a waiver of its right to exercise the same at any other time. Any Event of Default under this Note shall constitute a default under each of the Loan Documents, and any default under any of the Loan Documents shall constitute an Event of Default under this Note.

Waiver. Except such notice of default as is specifically called for herein, Borrower and all other Obligated Parties severally waive the order of their liability, the marshaling of assets, demand, presentment for payment, notice of dishonor, protest and notice of protest, notice of default, notice of intent to accelerate maturity, and notice of the acceleration. Borrower and all other Obligated Parties agree to all renewals and extensions of this Note and partial payments and releases or substitutions of security, in whole or in part, with or without notice, before or after maturity. In case of any renewal or extension of this Note or any part of the indebtedness evidenced hereby, all liens and security interests securing payment hereof will continue to secure payment of the renewal or extension note or notes.

Business Loan. Borrower represents to and covenants with Lender that: (1) all loans evidenced by this Note are and shall be "business loans" as that term is used in the Depository Institutions Deregulation and Monetary Control Act of 1980, as amended; and (2) the loans are for business, commercial, investment, or other similar purposes and not for personal, family, household, or agricultural use, as those terms are used in the Texas Finance Code. Borrower and Lender further agree that Chapter 346 of the Texas Finance Code does not apply to this Note, even if the Note evidences a revolving debt.

Collection Costs. If this Note is placed in the hands of attorneys for collection, if suit is filed hereon, if this Note is collected through bankruptcy proceedings (including any proceeding, federal or state, for the relief of debtors), or if Lender becomes a party either as plaintiff or defendant in any legal proceeding in relation to the property securing payment of this Note, Borrower agrees to pay additionally to Lender reasonable attorneys fees and collection costs.

Savings Clause. Regardless of any provision contained in this Note, the Loan Documents, or any instrument executed or delivered in connection herewith, it is the express intent of the parties that at no time shall any of the Obligated Parties pay interest in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest on this Note, any amount in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and, in the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balance of this Note, and, if the principal balance of this Note is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether the interest paid or payable exceeds the Maximum Rate (or any other interest amount which might in any way be deemed usurious), Borrower and Lender shall, to the maximum extent permitted under applicable law: (1) characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest; (2) exclude voluntary prepayments and the effect thereof; and (3) spread the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the term.

Miscellaneous. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE

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WITH THE LAWS OF THE STATE OF TEXAS. THIS INSTRUMENT IS MADE AND IS PERFORMABLE IN CLEBURNE, JOHNSON COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS NOTE OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, BORROWER IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN STATE DISTRICT COURT IN JOHNSON COUNTY, TEXAS.

Time is of the essence of this Note.

This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

This Note and all the covenants, promises, and agreements contained herein are binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors, and assigns.

Section headings or captions are for convenience only and are not to be used in interpreting the provisions of this Note.

Notice of Final Agreement. (a) In connection with this Note, Borrower and Lender have executed and delivered the Stock Sale Agreement and the other Loan Documents (collectively the "Written Agreements").

(b) It is the intention of Borrower and Lender that this section be incorporated into each of the documents comprising the Written Agreements. Borrower warrants and represents to Lender that their entire agreement with respect to the loan represented by this Note is contained within the Written Agreements, and that no agreements or promises have been made by, or exist between, Borrower and Lender that are not reflected in the Written Agreements.

(c) THE WRITTEN AGREEMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

(d) THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.

Restatement. This Note amends and restates the Promissory Note dated August 21, 2007, in the principal amount of $3,767,000.00, executed by Borrower, and payable to the order of Lender.

Executed and delivered to Lender in Cleburne, Texas, on the date stated above.

BLACKWOOD VENTURES LLC
By: Blackwood Capital, Ltd., its managing member

By: ______________________
Andrew Taylor-Kimmins,
its managing member

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205909.9 [September 18, 2007]

This Note was prepared by:
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 3600
Fort Worth, Texas 76102-5341
(817) 870-8700

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EXHIBIT C

PROMISSORY NOTE
(Second Note)

$875,000.00 Cleburne, Texas September 18, 2007

Promise to Pay. For value received, BLACKWOOD VENTURES LLC ("Buyer"), a Delaware limited liability company, promises to pay to the order of WALTER G. MIZE ("Lender"), at his offices in Johnson County, Texas, at 2 North Caddo Street, Cleburne, Texas 76031, the sum of Eight Hundred Seventy-Five Thousand Dollars ($875,000.00)("Total Principal Amount"), or such amount less than the Total Principal Amount which is outstanding from time to time, in legal and lawful money of the United States of America, together with interest thereon from this date until maturity at a fixed rate per annum equal to the lesser of (a) nine and one-quarter percent (9.25%), computed on the basis of a year of 360 days and for the actual number of days elapsed (including the first day but excluding the last day); or (b) the Maximum Rate (as defined below). The term "Maximum Rate" shall mean at the particular time in question the maximum rate of interest which, under applicable law, may then be charged on this Note. If such maximum rate of interest changes after the date hereof, the Maximum Rate shall be automatically increased or decreased, as the case may be, without notice to Borrower from time to time as of the effective time of each change in such maximum rate.

Payment Terms. The outstanding principal balance of this Note, together with all accrued but unpaid interest, shall be due and payable on the Maturity Date. Unless its maturity is sooner accelerated as set forth herein, this Note will mature on the earlier of (i) a Liquidity Event (as defined in the Stock Sale Agreement), or (ii) January 31, 2008 (the "Maturity Date"), at which time all unpaid sums then owing will be payable in full, principal and interest. This Note may be prepaid in whole or in part at any time without premium or penalty.

Security. This Note is executed in connection with the purchase of shares of stock in UNITED HERITAGE CORPORATION ("UHCP"), a Utah corporation, pursuant to a Restated Stock Sale Agreement of even date, between Borrower, as buyer, and Lender, individually and as agent, as seller, as amended (the "Stock Sale Agreement"); and payment hereof is secured by the security interests created by or described in (i) the Restated Pledge and Security Agreement of even date, executed by Borrower for the benefit of Lender (the "Pledge Agreement"), (ii) the Pledge and Security Agreement of even date, executed by DK True Energy Development LLC, a limited liability company formed under the laws of Cyprus, for the benefit of Lender, and covering common shares of Megawest Energy Corp., and (iii) any other agreement (now existing or made hereafter) relating to the loans between Lender and Borrower (collectively the "Loan Documents").

Payments. Unless otherwise agreed to in writing or otherwise required by applicable law, payments will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges, and other charges; provided, however, upon delinquency or other Event of Default, Lender reserves the right to apply payments among principal, interest, delinquency charges, collection costs, and other charges, in such order and manner as the holder of this Note may from time to time determine in its sole discretion. All payments and prepayments of principal of or interest on this Note shall be made in lawful money of the United States of America in

210696.5

immediately available funds, at the address of Lender indicated above, or such other place as the holder of this Note shall designate in writing to Borrower. If any payment of principal or interest on this Note shall become due on a day which is not a Business Day (as defined below), such payment shall be made on the next succeeding Business Day and any such extension of time shall be included in computing interest in connection with such payment. As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday, or any other day on which national banking associations are authorized to be closed. The books and records of Lender shall be prima facie evidence of all outstanding principal and accrued and unpaid interest on this Note.

Interest on Past Due Amounts and Default Interest. To the extent any interest is not paid on or before the date it becomes due and payable, Lender may, at its option, add such accrued but unpaid interest to the principal of this Note. Notwithstanding anything herein to the contrary, (i) while any Event of Default (as defined below) is outstanding, (ii) upon acceleration of the maturity hereof following an uncured Event of Default, or (iii) at the Maturity Date, all principal of this Note shall, at the option of Lender, bear interest at the Maximum Rate until paid.

Events of Default. The occurrence at any time of any of the following events or the existence of any of the following conditions shall collectively be called "Events of Default" or singly called an "Event of Default":

(a) Failure to make punctual payment when due of any sums owing on this Note or any of the other Indebtedness (as defined in the Pledge Agreement); or

(b) Failure of any of the Obligated Parties (as defined below) to properly perform any of the obligations, covenants, or agreements contained in the Loan Documents; or any material representation or warranty made by any of the Obligated Parties is or proves to have been false, misleading, or erroneous; or

(c) Any "Event of Default" under the Loan Documents; or

(d) Levy, execution, attachment, sequestration, or other writ against any real or personal property, representing the security for this Note or the Indebtedness; or the transfer, whether voluntarily or by operation of law, of all or any portion of the property securing payment of this Note; or

(e) The making by any of the Obligated Parties of a transfer in fraud of creditors or an assignment for the benefit of creditors; or

(f) The failure of any of the Obligated Parties to pay any money judgment against that party before the expiration of thirty (30) days after the judgment becomes final; or

(g) Any of the Obligated Parties' death, liquidation, termination of existence, merger or consolidation with another, forfeiture of right to do business, or appointment of a trustee or receiver for any part of their property; or

(h) A filing by any of the Obligated Parties of a voluntary petition in bankruptcy, or taking advantage of any Debtor Relief Laws (as defined below); or an answer admitting the material allegations of a petition filed against any of the Obligated Parties, under any Debtor Relief Laws; or an admission by any of the Obligated Parties in writing of an inability to pay its or their debts as they become due; or the

210696.5 Promissory Note - Page 2 of 5

calling of any meeting of creditors of any of the Obligated Parties for the purpose of considering an arrangement or composition; or the failure of any of the Obligated Parties to obtain dismissal within sixty (60) days of any involuntary bankruptcy proceeding filed against that party; or

(i) Lender deems its collateral or the prospects for repayment of this Note impaired.

The term "Obligated Parties" used herein means Borrower, Guarantor, DK True Energy Development LLC, any other party liable, in whole or in part, for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise, and any party executing any security agreement, pledge agreement, assignment, or other contract of any kind executed as security in connection with or pertaining to this Note or loan. The term "Debtor Relief Laws" used herein shall mean any applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar laws affecting the rights or remedies of creditors generally, as in effect from time to time.

Notice and Opportunity to Cure. Upon any Event of Default described in item (a) above regarding payment of sums owing to Lender, Borrower shall have five (5) days grace in order to cure the default prior to acceleration of this Note. Upon any other Event of Default, Lender shall give Borrower notice of such Event of Default and Borrower shall have twenty (20) days after such notice in order to cure the default prior to acceleration of this Note; except Borrower shall have no cure period for any voluntary filing by Borrower under any Debtor Relief Laws, for any voluntary transfer of any portion of the collateral, without obtaining Lender's partial release, for any liquidation or termination of existence of Borrower, or for any Event of Default that cannot be cured during that period, and provided that Lender is not obligated to provide written notice of any default which Borrower reports to Lender, but Borrower shall have the benefit of any applicable grace or cure period required herein.

Remedies. Upon an Event of Default, and Borrower's failure to timely cure such default following any notice to Borrower called for herein, at the option of Lender the entire indebtedness evidenced hereby, as well as all other liabilities of Borrower to Lender, shall be matured without further notice, and Lender may exercise any or all of the rights and remedies available to it, including, without limitation, those under this Note, the Loan Documents, and any other instrument or agreement relating hereto, or any one or more of them. The failure of Lender to exercise its option to accelerate the maturity of this Note shall not constitute a waiver of its right to exercise the same at any other time. Any Event of Default under this Note shall constitute a default under each of the Loan Documents, and any default under any of the Loan Documents shall constitute an Event of Default under this Note.

Waiver. Except such notice of default as is specifically called for herein, Borrower and all other Obligated Parties severally waive the order of their liability, the marshaling of assets, demand, presentment for payment, notice of dishonor, protest and notice of protest, notice of default, notice of intent to accelerate maturity, and notice of the acceleration. Borrower and all other Obligated Parties agree to all renewals and extensions of this Note and partial payments and releases or substitutions of security, in whole or in part, with or without notice, before or after maturity. In case of any renewal or extension of this Note or any part of the indebtedness evidenced hereby, all liens and security interests securing payment hereof will continue to secure payment of the renewal or extension note or notes.

Business Loan. Borrower represents to and covenants with Lender that: (1) all loans evidenced by this Note are and shall be "business loans" as that term is used in the Depository Institutions Deregulation and Monetary Control Act of 1980, as amended; and (2) the loans are for business, commercial, investment, or other similar purposes and not for personal, family, household, or agricultural

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use, as those terms are used in the Texas Finance Code. Borrower and Lender further agree that Chapter 346 of the Texas Finance Code does not apply to this Note, even if the Note evidences a revolving debt.

Collection Costs. If this Note is placed in the hands of attorneys for collection, if suit is filed hereon, if this Note is collected through bankruptcy proceedings (including any proceeding, federal or state, for the relief of debtors), or if Lender becomes a party either as plaintiff or defendant in any legal proceeding in relation to the property securing payment of this Note, Borrower agrees to pay additionally to Lender reasonable attorneys fees and collection costs.

Savings Clause. Regardless of any provision contained in this Note, the Loan Documents, or any instrument executed or delivered in connection herewith, it is the express intent of the parties that at no time shall any of the Obligated Parties pay interest in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest on this Note, any amount in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and, in the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balance of this Note, and, if the principal balance of this Note is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether the interest paid or payable exceeds the Maximum Rate (or any other interest amount which might in any way be deemed usurious), Borrower and Lender shall, to the maximum extent permitted under applicable law: (1) characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest; (2) exclude voluntary prepayments and the effect thereof; and (3) spread the total amount of interest throughout the entire contemplated term of this Note so that the interest rate is uniform throughout the term.

Miscellaneous. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THIS INSTRUMENT IS MADE AND IS PERFORMABLE IN CLEBURNE, JOHNSON COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS NOTE OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, BORROWER IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN STATE DISTRICT COURT IN JOHNSON COUNTY, TEXAS.

Time is of the essence of this Note.

This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

This Note and all the covenants, promises, and agreements contained herein are binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors, and assigns.

Section headings or captions are for convenience only and are not to be used in interpreting the provisions of this Note.

210696.5 Promissory Note - Page 4 of 5

Notice of Final Agreement. (a) In connection with this Note, Borrower and Lender have executed and delivered the Stock Sale Agreement and the other Loan Documents (collectively the "Written Agreements").

(b) It is the intention of Borrower and Lender that this section be incorporated into each of the documents comprising the Written Agreements. Borrower warrants and represents to Lender that their entire agreement with respect to the loan represented by this Note is contained within the Written Agreements, and that no agreements or promises have been made by, or exist between, Borrower and Lender that are not reflected in the Written Agreements.

(c) THE WRITTEN AGREEMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

(d) THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.

Executed and delivered to Lender in Cleburne, Texas, on the date stated above.

BLACKWOOD VENTURES LLC
By: Blackwood Capital, Ltd., its managing member

By: ______________________
Andrew Taylor-Kimmins,
its managing member

210696.5 [September 18, 2007]

This Note was prepared by:
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 3600
Fort Worth, Texas 76102-5341
(817) 870-8700

210696.5 Promissory Note - Page 5 of 5

EXHIBIT D

RESTATED PLEDGE AND SECURITY AGREEMENT

This Restated Pledge and Security Agreement ("Agreement") is made as of September 18, 2007, by BLACKWOOD VENTURES LLC ("Borrower"), a Delaware limited liability company, in favor of WALTER G. MIZE ("Lender"). This Agreement amends and restates the Pledge and Security Agreement dated August 21, 2007, executed by Borrower in favor of Lender. Borrower hereby agrees with Lender as follows:

1. Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(a) The term "Code" shall mean the Uniform Commercial Code as in effect in the State of Texas on the date of this Agreement or as it may hereafter be amended from time to time.

(b) The term "Collateral" shall mean all property specifically described on Schedule A attached hereto and made a part hereof.

(c) The term "Debtor Relief Laws" shall have the meaning assigned in the Notes.

(d) The term "Indebtedness" shall mean the indebtedness evidenced by the Notes, including all principal and accrued interest thereon, together with all other liabilities, costs, and expenses for which Borrower is responsible under any Loan Documents, and all renewals, extensions, modifications, substitutions, and rearrangements of any of the foregoing; whether such Indebtedness is voluntary or involuntary, due or not due, direct or indirect, absolute or contingent, liquidated or unliquidated; whether Borrower may be liable individually or jointly with others; whether Borrower may be liable primarily or secondarily or as debtor, maker, comaker, drawer, endorser, guarantor, surety, accommodation party, or otherwise.

(e) The term "Loan Documents" shall have the meaning assigned in the Notes.

(f) The term "Notes" shall mean (i) a restated promissory note of even date, in the principal amount of $3,767,000.00, executed by Borrower, and payable to the order of Lender; and (ii) a promissory note of even date, in the principal amount of $875,000.00, executed by Borrower, and payable to the order of Lender.

(g) The term "Obligated Parties" shall have the meaning assigned in the Notes.

All words and phrases used herein which are expressly defined in Section 1.201, Chapter 8 or Chapter 9 of the Code shall have the meaning provided for therein. Other words and phrases defined elsewhere in the Code shall have the meaning specified therein except to the extent such meaning is inconsistent with a definition in Section 1.201, Chapter 8 or Chapter 9 of the Code.

2. Security Interest. As security for the Indebtedness, Borrower, for value received, hereby grants to Lender a continuing security interest in the Collateral.

3. Voting Rights. As long as no Event of Default shall have occurred hereunder, any voting rights incident to any stock or other securities pledged as Collateral may be exercised by Borrower; provided, however, that Borrower will not exercise, or cause to be exercised, any such voting rights, without

205910.13

the prior written consent of Lender, if the direct or indirect effect of such vote will result in an Event of Default hereunder.

4. **Maintenance of Collateral**. Other than the exercise of reasonable care to assure the safe custody of any Collateral in Lender's possession from time to time, Lender does not have any obligation, duty or responsibility with respect to the Collateral. Without limiting the generality of the foregoing, Lender shall not have any obligation, duty or responsibility to do any of the following: (a) ascertain any maturities, calls, conversions, exchanges, offers, tenders or similar matters relating to the Collateral or inform Borrower with respect to any such matters; (b) fix, preserve or exercise any right, privilege or option (whether conversion, redemption or otherwise) with respect to the Collateral unless (i) Borrower makes written demand to Lender to do so, (ii) such written demand is received by Lender in sufficient time to permit Lender to take the action demanded in the ordinary course of its business, and (iii) Borrower provides additional collateral, acceptable to Lender in its sole discretion; (c) collect any amounts payable in respect of the Collateral (Lender being liable to account to Borrower only for what Lender may actually receive or collect thereon); (d) sell all or any portion of the Collateral to avoid market loss; (e) sell all or any portion of the Collateral unless and until (i) Borrower makes written demand upon Lender to sell the Collateral, and (ii) Borrower provides additional collateral, acceptable to Lender in its sole discretion; or (f) hold the Collateral for or on behalf of any party other than Borrower.

5. **Representations and Warranties.** Borrower hereby represents and warrants the following to Lender:

(a) Due Authorization. The execution, delivery and performance of this Agreement and all of the other Loan Documents by Borrower have been duly authorized by all necessary corporate action of Borrower, to the extent Borrower is a corporation, or by all necessary company action, to the extent Borrower is a limited liability company.

(b) Enforceability. This Agreement and the other Loan Documents constitute legal, valid and binding obligations of Borrower, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

(c) Ownership and Liens. Borrower has good and marketable title to the Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the security interest created by this Agreement. No dispute, right of setoff, counterclaim or defense exists with respect to all or any part of the Collateral. Borrower has not executed any other security agreement currently affecting the Collateral and no financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office except as may have been executed or filed in favor of Lender.

(d) No Conflicts or Consents. Neither the ownership, the intended use of the Collateral by Borrower, the grant of the security interest by Borrower to Lender herein nor the exercise by Lender of its rights or remedies hereunder, will (i) conflict with any provision of (A) any domestic or foreign law, statute, rule or regulation, (B) the articles or certificate of incorporation, charter, bylaws or partnership agreement, as the case may be, of Borrower, or (C) any agreement, judgment, license, order or permit applicable to or binding upon Borrower or otherwise affecting the Collateral, or (ii) result in or require the creation of any lien, charge or encumbrance upon any assets or properties of Borrower or of any person except as may be expressly contemplated in the Loan Documents. Except as expressly contemplated in the Loan Documents, no consent, approval, authorization or order of, and no notice to or filing with, any court,

205910.13 Pledge Agreement - Page 2 of 13

governmental authority or third party is required in connection with the grant by Borrower of the security interest herein or the exercise by Lender of its rights and remedies hereunder.

(e) Security Interest. Borrower has and will have at all times full right, power and authority to grant a security interest in the Collateral to Lender in the manner provided herein, free and clear of any lien, security interest or other charge or encumbrance. This Agreement creates a legal, valid and binding security interest in favor of Lender in the Collateral.

(f) Location. Borrower's residence or chief executive office, as the case may be, and the office where the records concerning the Collateral are kept is located at its address set forth on the signature page hereof.

(g) Solvency of Borrower. As of the date hereof, and after giving effect to this Agreement and the completion of all other transactions contemplated by Borrower at the time of the execution of this Agreement, (i) Borrower is and will be solvent, (ii) the fair saleable value of Borrower's assets exceeds and will continue to exceed Borrower's liabilities (both fixed and contingent), (iii) Borrower is paying and will continue to be able to pay its debts as they mature, and (iv) if Borrower is not an individual, Borrower has and will have sufficient capital to carry on Borrower's businesses and all businesses in which Borrower is about to engage.

(h) Securities. Any certificates evidencing securities pledged as Collateral are valid and genuine and have not been altered. To the best of Borrower's knowledge, all securities pledged as Collateral have been duly authorized and validly issued, are fully paid and non-assessable, and were not issued in violation of the preemptive rights of any party or of any agreement by which Borrower or the issuer thereof is bound. To the best of Borrower's knowledge, no restrictions or conditions exist with respect to the transfer or voting of any securities pledged as Collateral, except as has been disclosed to Lender in writing.

6. Affirmative Covenants. Borrower will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective unless Lender shall otherwise consent in writing.

(a) Ownership and Liens. Borrower will maintain good and marketable title to all Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the security interest created by this Agreement and the security interests and other encumbrances expressly permitted by the other Loan Documents. Borrower will not permit any dispute, right of setoff, counterclaim or defense to exist with respect to all or any part of the Collateral. Borrower will defend at its expense Lender's right, title and security interest in and to the Collateral against the claims of any third party.

(b) Inspection of Books and Records. Borrower will keep adequate records concerning the Collateral and will permit Lender and all representatives and agents appointed by Lender to inspect Borrower's books and records of or relating to the Collateral upon reasonable notice at any time during normal business hours, to make and take away photocopies, photographs and printouts thereof and to write down and record any such information.

205910.13 Pledge Agreement - Page 3 of 13

(c) Adverse Claim. Borrower covenants and agrees to promptly notify Lender of any claim, action or proceeding affecting title to the Collateral, or any part thereof, or the security interest created hereunder and, at Borrower's expense, defend Lender's security interest in the Collateral against the claims of any third party. Borrower also covenants and agrees to promptly deliver to Lender a copy of all written notices received by Borrower with respect to the Collateral, including without limitation, notices received from the issuer of any securities pledged hereunder as Collateral.

(d) Delivery of Instruments and/or Certificates. Contemporaneously herewith, Borrower covenants and agrees to deliver to Lender any certificates, documents or instruments representing or evidencing the Collateral, with Borrower's endorsement thereon and/or accompanied by proper instruments of transfer and assignment duly executed in blank with, if requested by Lender, signatures guaranteed by a member or member organization in good standing of an authorized Securities Transfer Agents Medallion Program, all in form and substance satisfactory to Lender.

(e) Financing Statements. Borrower hereby authorizes Lender to authenticate and file all financing statements or amendments to financing statements in such offices and places and at such times and as often as may be, in the judgment of Lender, necessary to preserve, protect, and renew the security interests herein created in the Collateral.

(f) Further Assurances. Borrower will contemporaneously with the execution hereof and from time to time thereafter at its expense promptly execute and deliver all further instruments and documents and take all further action necessary or appropriate or that Lender may request in order (i) to perfect and protect the security interest created or purported to be created hereby and the first priority of such security interest, (ii) to enable Lender to exercise and enforce its rights and remedies hereunder in respect of the Collateral, and (iii) to otherwise effect the purposes of this Agreement, including without limitation: (A) executing and filing any financing or continuation statements, or any amendments thereto; (B) obtaining written confirmation from the issuer of any securities pledged as Collateral of the pledge of such securities, in form and substance satisfactory to Lender; (C) cooperating with Lender in registering the pledge of any securities pledged as Collateral with the issuer of such securities; (D) delivering notice of Lender's security interest in any securities pledged as Collateral to any securities or financial intermediary, clearing corporation or other party required by Lender, in form and substance satisfactory to Lender; and (E) obtaining written confirmation of the pledge of any securities constituting Collateral from any securities or financial intermediary, clearing corporation or other party required by Lender, in form and substance satisfactory to Lender. If all or any part of the Collateral is securities issued by an agency or department of the United States, Borrower covenants and agrees, at Lender's request, to cooperate in registering such securities in Lender's name or with Lender's account maintained with a Federal Reserve Bank. When applicable law provides more than one method of perfection of Lender's security interest in the Collateral, Lender may choose the method(s) to be used.

7. **Negative Covenants.** Borrower will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective, unless Lender shall otherwise consent in writing.

(a) Transfer or Encumbrance. Borrower will not (i) sell, assign (by operation of law or otherwise) or transfer Borrower's rights in any of the Collateral, (ii) grant a lien or security interest in or execute, file or record any financing statement or other security instrument with respect to the Collateral to any party other than Lender, or (iii) deliver actual or constructive possession of any certificate, instrument or document evidencing and/or representing any of the Collateral to any party other than Lender.

205910.13 Pledge Agreement - Page 4 of 13

(b) Impairment of Security Interest. Borrower will not take or fail to take any action which would in any manner impair the value or enforceability of Lender's security interest in any Collateral.

(c) Dilution of Ownership. As to any securities pledged as Collateral, Borrower will not, without the prior approval of Lender, consent to or approve of the issuance of (i) any additional shares of any class of securities of such issuer, (ii) any instrument convertible voluntarily by the holder thereof or automatically upon the occurrence or non-occurrence of any event or condition into, or exchangeable for, any such securities, or (iii) any warrants, options, contracts or other commitments entitling any third party to purchase or otherwise acquire any such securities (excluding options that may be issued pursuant to the issuer's stock option incentive plan).

(d) Restrictions on Securities. Borrower will not enter into any agreement creating, or otherwise permit to exist, any restriction or condition upon the transfer, voting or control of any securities pledged as Collateral, except as consented to in writing by Lender.

8. Rights of Lender. Lender shall have the rights contained in this Section at all times during the period of time this Agreement is effective.

(a) Power of Attorney. Borrower hereby irrevocably appoints Lender as Borrower's attorney-in-fact, such power of attorney being coupled with an interest, with full authority in the place and stead of Borrower and in the name of Borrower or otherwise, to take any action and to execute any instrument which Lender may from time to time in Lender's discretion deem necessary or appropriate to accomplish the purposes of this Agreement, including without limitation, the following action: (i) transfer any securities, instruments, documents or certificates pledged as Collateral in the name of Lender or its nominee; (ii) use any interest, premium or principal payments, conversion or redemption proceeds or other cash proceeds received in connection with any Collateral to reduce any of the Indebtedness; (iii) exchange any of the securities pledged as Collateral for any other property upon any merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, and, in connection therewith, to deposit and deliver any and all of such securities with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Lender may deem necessary or appropriate; (iv) exercise or comply with any conversion, exchange, redemption, subscription or any other right, privilege or option pertaining to any securities pledged as Collateral; provided, however, except as provided herein, Lender shall not have a duty to exercise or comply with any such right, privilege or option (whether conversion, redemption or otherwise) and shall not be responsible for any delay or failure to do so; and (v) file any claims or take any action or institute any proceedings which Lender may deem necessary or appropriate for the collection and/or preservation of the Collateral or otherwise to enforce the rights of Lender with respect to the Collateral.

(b) Performance by Lender. If Borrower fails to perform any agreement or obligation provided herein, Lender may itself perform, or cause performance of, such agreement or obligation, and the expenses of Lender incurred in connection therewith shall be a part of the Indebtedness, secured by the Collateral and payable by Borrower on demand.

Notwithstanding any other provision herein to the contrary, Lender does not have any duty to exercise or continue to exercise any of the foregoing rights and shall not be responsible for any failure to do so or for any delay in doing so.

205910.13 Pledge Agreement - Page 5 of 13

9. Events of Default. Each of the following events or occurrences, and Borrower's failure to timely cure such event or occurrence following any notice, cure, or grace period required by the Notes, constitutes an "Event of Default" under this Agreement:

(a) Failure to Pay Indebtedness. The failure, refusal or neglect of Borrower to make any payment of principal or interest on the Indebtedness, or any portion thereof, as the same shall become due and payable; or

(b) Non-Performance of Covenants. The failure of Borrower or any Obligated Parties to timely and properly observe, keep or perform any covenant, agreement, warranty or condition required herein; or

(c) Default Under other Loan Documents. The occurrence of an event of default under the Notes or any of the other Loan Documents.

(d) False Representation. Any representation contained herein made by Borrower is false or misleading in any material respect; or

(e) Collateral. The Collateral or any portion thereof is taken on execution or other process of law in any action against Borrower; or Borrower abandons the Collateral or any portion thereof; or

(f) Dilution of Ownership. The issuer of any securities constituting Collateral hereafter issues any shares of any class of capital stock, without Lender's prior approval (unless immediately upon issuance, additional securities are pledged and delivered to Lender pursuant to the terms hereof to the extent necessary to give Lender a security interest after such issuance in at least the same percentage of such issuer's outstanding securities as Lender had before such issuance) or any options, warrants or other rights to purchase any such capital stock; or

(g) Bankruptcy of Issuer. (i) The issuer of any securities constituting Collateral files a petition for relief under any Debtor Relief Laws, (ii) an involuntary petition for relief is filed against any such issuer under any Debtor Relief Laws and such involuntary petition is not dismissed within thirty (30) days after the filing thereof, or (iii) an order for relief naming any such issuer is entered under any Debtor Relief Laws.

10. Remedies and Related Rights. If an Event of Default shall have occurred, and without limiting any other rights and remedies provided herein, under any of the other Loan Documents or otherwise available to Lender, Lender may exercise one or more of the rights and remedies provided in this Section.

(a) Remedies. Lender may from time to time at its discretion, without limitation and without notice except as expressly provided in any of the Loan Documents:

(i) exercise in respect of the Collateral all the rights and remedies of a Lender under the Code (whether or not the Code applies to the affected Collateral);

(ii) reduce its claim to judgment or foreclose or otherwise enforce, in whole or in part, the security interest granted hereunder by any available judicial procedure;

205910.13 Pledge Agreement - Page 6 of 13

(iii) sell or otherwise dispose of, at its office, on the premises of Borrower or elsewhere, the Collateral, as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale or other disposition of any part of the Collateral shall not exhaust Lender's power of sale, but sales or other dispositions may be made from time to time until all of the Collateral has been sold or disposed of or until the Indebtedness has been paid and performed in full), and at any such sale or other disposition it shall not be necessary to exhibit any of the Collateral;

(iv) buy the Collateral, or any portion thereof, at any public sale;

(v) buy the Collateral, or any portion thereof, at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations;

(vi) apply for the appointment of a receiver for the Collateral, and Borrower hereby consents to any such appointment; and

(vii) at its option, retain the Collateral in satisfaction of the Indebtedness whenever the circumstances are such that Lender is entitled to do so under the Code or otherwise.

Borrower agrees that in the event Borrower is entitled to receive any notice under the Code, as it exists in the state governing any such notice, of the sale or other disposition of any Collateral, reasonable notice shall be deemed given when such notice is deposited in a depository receptacle under the care and custody of the United States Postal Service, postage prepaid, at Borrower's address set forth on the signature page hereof, five (5) days prior to the date of any public sale, or after which a private sale, of any of such Collateral is to be held. Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Borrower further acknowledges and agrees that the redemption by Lender of any certificate of deposit pledged as Collateral shall be deemed to be a commercially reasonable disposition under the Code.

(b) Private Sale of Securities. Borrower recognizes that Lender may be unable to effect a public sale of all or any part of the securities pledged as Collateral because of restrictions in applicable federal and state securities laws and that Lender may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. Borrower acknowledges that each any such private sale may be at prices and other terms less favorable then what might have been obtained at a public sale and, notwithstanding the foregoing, agrees that each such private sale shall be deemed to have been made in a commercially reasonable manner and that Lender shall have no obligation to delay the sale of any such securities for the period of time necessary to permit the issuer to register such securities for public sale under any federal or state securities laws. Borrower further acknowledges and agrees that any offer to sell such securities which has been made privately in the manner described above to not less than five (5) bona fide offerees shall be deemed to involve a "public sale" for the purposes of the Code, notwithstanding that such sale may not constitute a "public offering" under any federal or state securities laws and that Lender may, in such event, bid for the purchase of such securities.

205910.13 Pledge Agreement - Page 7 of 13

(c) Application of Proceeds. If any Event of Default shall have occurred, Lender may at its discretion apply or use any cash held by Lender as Collateral, and any cash proceeds received by Lender in respect of any sale or other disposition of, collection from, or other realization upon, all or any part of the Collateral as follows in such order and manner as Lender may elect:

(i) to the repayment or reimbursement of the reasonable costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred by Lender in connection with (A) the administration of the Loan Documents, (B) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, and (C) the exercise or enforcement of any of the rights and remedies of Lender hereunder;

(ii) to the payment or other satisfaction of any liens and other encumbrances upon the Collateral;

(iii) to the satisfaction of the Indebtedness;

(iv) by holding such cash and proceeds as Collateral;

(v) to the payment of any other amounts required by applicable law (including without limitation, the Code or any other applicable statutory provision); and

(vi) by delivery to Borrower or any other party lawfully entitled to receive such cash or proceeds whether by direction of a court of competent jurisdiction or otherwise.

(d) Deficiency. In the event that the proceeds of any sale of, collection from, or other realization upon, all or any part of the Collateral by Lender are insufficient to pay all amounts to which Lender is legally entitled, Borrower and any party who guaranteed or is otherwise obligated to pay all or any portion of the Indebtedness shall be liable for the deficiency, together with interest thereon as provided in the Loan Documents.

(e) Non-Judicial Remedies. In granting to Lender the power to enforce its rights hereunder without prior judicial process or judicial hearing, Borrower expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require Lender to enforce its rights by judicial process. Borrower recognizes and concedes that non-judicial remedies are consistent with the usage of trade, are responsive to commercial necessity and are the result of a bargain at arm's length. Nothing herein is intended to prevent Lender or Borrower from resorting to judicial process at either party's option.

(f) Other Recourse. Borrower waives any right to require Lender to proceed against any third party, exhaust any Collateral or other security for the Indebtedness, or to have any third party joined with Borrower in any suit arising out of the Indebtedness or any of the Loan Documents, or pursue any other remedy available to Lender. Borrower further waives any and all notice of acceptance of this Agreement and of the creation, modification, rearrangement, renewal or extension of the Indebtedness. Borrower further waives any defense arising by reason of any disability or other defense of any third party or by reason of the cessation from any cause whatsoever of the liability of any third party. Until all of the Indebtedness shall have been paid in full, Borrower shall have no right of subrogation and Borrower waives the right to enforce any remedy which Lender has or may hereafter have against any third party, and waives any benefit of and any right to participate in any other security whatsoever now or hereafter held by Lender. Borrower authorizes Lender, and without notice or demand and without any reservation of rights against Borrower and without affecting Borrower's liability hereunder or on the Indebtedness, to (i) take or hold any

205910.13 Pledge Agreement - Page 8 of 13

X

other property of any type from any third party as security for the Indebtedness, and exchange, enforce, waive and release any or all of such other property, (ii) apply such other property and direct the order or manner of sale thereof as Lender may in its discretion determine, (iii) renew, extend, accelerate, modify, compromise, settle or release any of the Indebtedness or other security for the Indebtedness, (iv) waive, enforce or modify any of the provisions of any of the Loan Documents executed by any third party, and (v) release or substitute any third party.

(g) Voting Rights. Upon the occurrence of an Event of Default, Borrower will not exercise any voting rights with respect to securities pledged as Collateral. Borrower hereby irrevocably appoints Lender as Borrower's attorney-in-fact (such power of attorney being coupled with an interest) and proxy to exercise any voting rights with respect to Borrower's securities pledged as Collateral upon the occurrence of an Event of Default.

(h) Dividend Rights and Interest Payments. Upon the occurrence of an Event of Default:

(i) all rights of Borrower to receive and retain the dividends and interest payments which it would otherwise be authorized to receive and retain shall automatically cease, and all such rights shall thereupon become vested with Lender which shall thereafter have the sole right to receive, hold and apply as Collateral such dividends and interest payments; and

(ii) all dividend and interest payments which are received by Borrower contrary to the provisions of clause (i) of this Subsection shall be received in trust for the benefit of Lender, shall be segregated from other funds of Borrower, and shall be forthwith paid over to Lender in the exact form received (properly endorsed or assigned if requested by Lender), to be held by Lender as Collateral.

11. Indemnity. Borrower hereby indemnifies and agrees to hold harmless Lender, and its officers, directors, employees, agents and representatives (each an "Indemnified Person") from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature (collectively, the "Claims") which may be imposed on, incurred by, or asserted against, any Indemnified Person arising in connection with the Loan Documents, the Indebtedness or the Collateral (including without limitation, the enforcement of the Loan Documents and the defense of any Indemnified Person's actions and/or inactions in connection with the Loan Documents). **WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO ANY CLAIMS WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF THE NEGLIGENCE OF SUCH AND/OR ANY OTHER INDEMNIFIED PERSON**, except to the limited extent the Claims against an Indemnified Person are proximately caused by such Indemnified Person's gross negligence or willful misconduct. If Borrower or any third party ever alleges such gross negligence or willful misconduct by any Indemnified Person, the indemnification provided for in this Section shall nonetheless be paid upon demand, subject to later adjustment or reimbursement, until such time as a court of competent jurisdiction enters a final judgment as to the extent and effect of the alleged gross negligence or willful misconduct. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity who is or has at any time been an Indemnified Person hereunder.

205910.13 Pledge Agreement - Page 9 of 13

12. Miscellaneous. (a) Entire Agreement. This Agreement contains the entire agreement of Lender and Borrower with respect to the Collateral. If the parties hereto are parties to any prior agreement, either written or oral, relating to the Collateral, the terms of this Agreement shall amend and supersede the terms of such prior agreements as to transactions on or after the effective date of this Agreement, but all security agreements, financing statements, guaranties, other contracts and notices for the benefit of Lender shall continue in full force and effect to secure the Indebtedness unless Lender specifically releases its rights thereunder by separate release.

(b) Amendment. No modification, consent or amendment of any provision of this Agreement or any of the other Loan Documents shall be valid or effective unless the same is in writing and signed by the party against whom it is sought to be enforced.

(c) Actions by Lender. The lien, security interest and other security rights of Lender hereunder shall not be impaired by (i) any renewal, extension, increase or modification with respect to the Indebtedness, (ii) any surrender, compromise, release, renewal, extension, exchange or substitution which Lender may grant with respect to the Collateral, or (iii) any release or indulgence granted to any endorser, guarantor or surety of the Indebtedness. The taking of additional security by Lender shall not release or impair the lien, security interest or other security rights of Lender hereunder or affect the obligations of Borrower hereunder.

(d) Waiver by Lender. Lender may waive any Event of Default without waiving any other prior or subsequent Event of Default. Lender may remedy any default without waiving the Event of Default remedied. Neither the failure by Lender to exercise, nor the delay by Lender in exercising, any right or remedy upon any Event of Default shall be construed as a waiver of such Event of Default or as a waiver of the right to exercise any such right or remedy at a later date. No single or partial exercise by Lender of any right or remedy hereunder shall exhaust the same or shall preclude any other or further exercise thereof, and every such right or remedy hereunder may be exercised at any time. No waiver of any provision hereof or consent to any departure by Borrower therefrom shall be effective unless the same shall be in writing and signed by Lender and then such waiver or consent shall be effective only in the specific instances, for the purpose for which given and to the extent therein specified. No notice to or demand on Borrower in any case shall of itself entitle Borrower to any other or further notice or demand in similar or other circumstances.

(e) Costs and Expenses. Borrower will upon demand pay to Lender the amount of any and all costs and expenses (including without limitation, attorneys' fees and expenses), which Lender may incur in connection with (i) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, (ii) the exercise or enforcement of any of the rights of Lender under the Loan Documents, or (iii) the failure by Borrower to perform or observe any of the provisions hereof.

(f) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS, EXCEPT TO THE EXTENT PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST GRANTED HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

(g) Venue. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THIS AGREEMENT IS MADE AND

205910.13 Pledge Agreement - Page 10 of 13

IS PERFORMABLE IN CLEBURNE, JOHNSON COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS NOTE OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, BORROWER IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN STATE DISTRICT COURT IN JOHNSON COUNTY, TEXAS.

(h) Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be illegal, invalid or unenforceable.

(i) No Obligation. Nothing contained herein shall be construed as an obligation on the part of Lender to extend or continue to extend credit to Borrower.

(j) Notices. All notices, requests, demands or other communications required or permitted to be given pursuant to this Agreement shall be in writing and given by (i) personal delivery, (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, sent to the intended addressee at the address set forth on the signature page hereof or to such different address as the addressee shall have designated by written notice sent pursuant to the terms hereof and shall be deemed to have been received either, in the case of personal delivery, at the time of personal delivery, in the case of expedited delivery service, as of the date of first attempted delivery at the address and in the manner provided herein, or in the case of mail, upon deposit in a depository receptacle under the care and custody of the United States Postal Service. Either party shall have the right to change its address for notice hereunder to any other location within the continental United States by notice to the other party of such new address at least thirty (30) days prior to the effective date of such new address.

(k) Binding Effect and Assignment. This Agreement (i) creates a continuing security interest in the Collateral, (ii) shall be binding on Borrower and the heirs, executors, administrators, personal representatives, successors and assigns of Borrower, and (iii) shall inure to the benefit of Lender and its successors and assigns. Borrower's rights and obligations hereunder may not be assigned or otherwise transferred without the prior written consent of Lender.

(l) Termination. Upon (i) the satisfaction in full of the Indebtedness, (ii) the termination or expiration of any commitment of Lender to extend credit to Borrower, (iii) written request for the termination hereof delivered by Borrower to Lender, and (iv) written release delivered by Lender to Borrower, this Agreement and the security interests created hereby shall terminate. Upon termination of this Agreement and Borrower's written request, Lender will, at Borrower's sole cost and expense, return to Borrower such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and execute and deliver to Borrower such documents as Borrower shall reasonably request to evidence such termination.

(m) Cumulative Rights. All rights and remedies of Lender hereunder are cumulative of each other and of every other right or remedy which Lender may otherwise have at law or in equity or under any of the other Loan Documents, and the exercise of one or more of such rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of any other rights or remedies.

(n) Gender and Number. Within this Agreement, words of any gender shall be held and construed to include the other gender, and words in the singular number shall be held and construed to

205910.13 Pledge Agreement - Page 11 of 13

include the plural and words in the plural number shall be held and construed to include the singular, unless in each instance the context requires otherwise.

(o) Descriptive Headings. The headings in this Agreement are for convenience only and shall in no way enlarge, limit or define the scope or meaning of the various and several provisions hereof.

EXECUTED as of the date first written above.

Borrower's Address:

546 Fifth Avenue, 14th Floor
New York, New York 10036

Borrower:

BLACKWOOD VENTURES LLC
By: Blackwood Capital, Ltd., its managing member

By: ______________________
Andrew Taylor-Kimmins,
its managing member

Lender's Address:

205910.13[September 19, 2007]

205910.13 Pledge Agreement - Page 12 of 13

SCHEDULE A
TO
PLEDGE AND SECURITY AGREEMENT

Collateral

The following property is a part of the Collateral as defined in the Pledge Agreement:

> 3,759,999 shares (on a split-adjusted basis) of the Common Stock, $0.001 par value, of UNITED HERITAGE CORPORATION, a Utah corporation, as evidenced by Certificates described in Schedule B attached; and

> Warrants issued by UNITED HERITAGE CORPORATION to purchase (a) 953,000 shares of Common Stock at $3.15 per share, (b) 1,000,000 shares of Common Stock at $3.36 per share, and (c) 953,000 Shares of Common Stock at $3.75 per share.

The term Collateral, as used herein, shall also include (i) all certificates, instruments, and other documents evidencing the foregoing; (ii) all renewals, replacements, and substitutions of all of the foregoing; (iii) all Additional Property (as hereinafter defined); and (iv) all PRODUCTS and PROCEEDS of all of the foregoing. The designation of proceeds does not authorize Borrower to sell, transfer, or otherwise convey any of the foregoing property. The delivery at any time by Borrower to Lender of any property as a pledge to secure payment or performance of any indebtedness or obligation whatsoever shall also constitute a pledge of such property as Collateral hereunder.

Collateral shall also include the following property (collectively, the "Additional Property") which Borrower becomes entitled to receive or shall receive in connection with any other Collateral: (a) any stock certificate, including without limitation, any certificate representing a stock dividend or any certificate in connection with any recapitalization, reclassification, merger, consolidation, conversion, sale of assets, combination of shares, stock split or spin-off; (b) any option, warrant, subscription or right, whether as an addition to or in substitution of any other Collateral; (c) any dividends or distributions of any kind whatsoever, whether distributable in cash, stock or other property; (d) any interest, premium or principal payments; and (e) any conversion or redemption proceeds; provided, however, that until the occurrence of an Event of Default, Borrower shall be entitled to all cash dividends and all interest paid on the Collateral (except interest paid on any certificate of deposit pledged hereunder) free of the security interest created under this Agreement. All Additional Property received by Borrower shall be received in trust for the benefit of Lender. All Additional Property and all certificates or other written instruments or documents evidencing and/or representing the Additional Property that is received by Borrower, together with such instruments of transfer as Lender may request, shall immediately be delivered to or deposited with Lender and held by Lender as Collateral under the terms of this Agreement. If the Additional Property received by Borrower shall be shares of stock or other securities, such shares of stock or other securities shall be duly endorsed in blank or accompanied by proper instruments of transfer and assignment duly executed in blank with, if requested by Lender, signatures guaranteed by a member or member organization in good standing of an authorized Securities Transfer Agents Medallion Program, all in form and substance satisfactory to Lender. Lender shall be deemed to have possession of any Collateral in transit to Lender or its agent.

Schedule A

EXHIBIT E

RESTATED COMMERCIAL GUARANTY

This Restated Commercial Guaranty (this "Guaranty") is entered into effective September 18, 2007, by ANDREW TAYLOR-KIMMINS ("Guarantor") for the benefit of WALTER G. MIZE ("Lender"). This Guaranty amends and restates the Commercial Guaranty dated August 21, 2007, executed by Guarantor in favor of Lender. For valuable consideration, Guarantor absolutely and unconditionally guarantees and promises to pay to Lender or its order, in legal tender of the United States of America, the Indebtedness (as defined below) of BLACKWOOD VENTURES LLC ("Borrower"), a Delaware limited liability company, to Lender on the terms and conditions set forth in this Guaranty. Under this Guaranty, the liability of Guarantor is unlimited and the obligations of Guarantor are continuing.

1. DEFINITIONS. The following words have the meanings assigned below when used in this Guaranty:

(a) "Indebtedness" means the indebtedness evidenced by the Notes, including all principal and accrued interest thereon, together with all other liabilities, costs, and expenses for which Borrower is responsible under any Loan Documents, and all renewals, extensions, modifications, substitutions, and rearrangements of any of the foregoing; whether such Indebtedness is voluntary or involuntary, due or not due, direct or indirect, absolute or contingent, liquidated or unliquidated; whether Borrower may be liable individually or jointly with others; whether Borrower may be liable primarily or secondarily or as debtor, maker, comaker, drawer, endorser, guarantor, surety, accommodation party, or otherwise.

(b) "Loan Documents" has the meaning assigned in the Notes.

(c) "Notes" means (i) a restated promissory note of even date, in the principal amount of $3,767,000.00, executed by Borrower, and payable to the order of Lender; and (ii) a promissory note of even date, in the principal amount of $875,000.00, executed by Borrower, and payable to the order of Lender.

2. NATURE OF GUARANTY. This is a guaranty of payment and not of collection. Guarantor's liability under this Guaranty shall be open and continuous for so long as this Guaranty remains in force. Guarantor intends to guarantee at all times the performance and prompt payment when due, whether at maturity or earlier by reason of acceleration or otherwise, of all Indebtedness. Accordingly, no payments made upon the Indebtedness will discharge or diminish the continuing liability of Guarantor in connection with any remaining portions of the Indebtedness or any of the Indebtedness which subsequently arises or is thereafter incurred or contracted.

3. DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and will continue in full force until all Indebtedness incurred, committed, or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all other obligations of Guarantor under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor's written notice of revocation must be delivered to Lender at the address of Lender listed below or such other place as Lender may designate in writing. This Guaranty may be revoked only with respect to Indebtedness incurred or contracted by

205911.9

Borrower, or acquired or committed to by Lender after the date on which written notice of revocation is actually received by Lender. No notice of revocation hereof shall be effective as to any Indebtedness: (a) existing at the date of receipt of such notice; (b) incurred or contracted by Borrower, or acquired or committed to by Lender, prior to receipt of such notice; (c) now existing or hereafter created pursuant to or evidenced by the Loan Documents or a commitment in existence prior to receipt of such notice under which Borrower is or may become obligated to Lender; or (d) renewals, extensions, consolidations, substitutions, and refinancings of the foregoing. Guarantor waives notice of revocation given by any other guarantor of the Indebtedness. If Guarantor is an individual, this Guaranty shall bind the estate of Guarantor as to Indebtedness created both before and after the death or incapacity of Guarantor, regardless of Lender's actual notice of Guarantor's death or incapacity. Subject to the foregoing, Guarantor's executor or administrator or other legal representative may revoke this Guaranty in the same manner in which Guarantor might have revoked it and with the same effect. Release of any other guarantor of the Indebtedness, or termination or revocation of any other guaranty of the Indebtedness, shall not affect the liability of Guarantor under this Guaranty. Notwithstanding any provision to the contrary, it shall be an Event of Default under the Notes and the Loan Documents if Guarantor revokes or disputes the validity of or liability under this Guaranty or any of the Loan Documents. It is anticipated that fluctuations may occur in the aggregate amount of Indebtedness covered by this Guaranty, and it is specifically acknowledged and agreed by Guarantor that reductions in the amount of Indebtedness, even to zero dollars shall not constitute a termination of this Guaranty.

4. AUTHORIZATION TO LENDER. Guarantor authorizes Lender, either before or after any revocation hereof, without notice or demand and without lessening or otherwise affecting Guarantor's liability under this Guaranty, from time to time: (a) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (b) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term; (c) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (d) to release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (e) to determine how, when, and what application of payments and credits shall be made on the Indebtedness; (f) to apply such security and direct the order or manner of sale thereof, including without limitation, any non-judicial sale permitted by the terms of the controlling security agreement, as Lender in its discretion may determine; (g) to sell, transfer, assign, or grant participations in all or any part of the Indebtedness; and (h) to assign or transfer this Guaranty in whole or in part.

5. REPRESENTATIONS, WARRANTIES, AND COVENANTS. Guarantor represents, warrants, and covenants to Lender that (a) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (b) this Guaranty is executed at Borrower's request and not at the request of Lender; (c) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets; (d) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; (e) Guarantor will provide to Lender financial statements and other financial information regarding Guarantor as Lender may request from time to time, in form and detail acceptable to Lender, and all such financial information heretofore and hereafter provided to Lender is and shall be true and correct in all material respects and fairly presents the

205911.9 Commercial Guaranty - Page 2 of 6

financial condition of Guarantor as of the dates thereof, and no material adverse change has occurred in the financial condition of Guarantor since the date of the most current financial statements provided to Lender; (f) Guarantor is familiar with the current financial condition of Borrower and has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's future financial condition and is not relying on Lender to provide such information to Guarantor; (g) as of the date hereof, and after giving effect to this Guaranty, (i) Guarantor is and will be solvent, (ii) the fair saleable value of Guarantor's assets exceeds and will continue to exceed Guarantor's liabilities (both fixed and contingent), (iii) Guarantor is and will continue to be able to pay Guarantor's debts as they mature, and (iv) if Guarantor is not an individual, Guarantor has and will continue to have sufficient capital to carry on its business and all businesses in which it is about to engage; and (h) Guarantor has the power and authority to execute, deliver, and perform this Guaranty and the other Loan Documents executed by Guarantor. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

6. WAIVERS. (a) General Waivers. Guarantor waives any right to require Lender (i) to continue lending money or to extend other credit to Borrower; (ii) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the indebtedness or of any nonpayment related to any collateral, or notice of any action or non-action on the part of Borrower, Lender, any surety, endorser, or other guarantor in connection with the Indebtedness or in connection with the creation of new or additional loans or obligations; (iii) to notify Guarantor of any change in the manner, place, time, or terms of payment of any of the Indebtedness (including, without limitation, any renewal, extension, or other modification of any of the Indebtedness); or (iv) to notify Guarantor of any change in the interest rate accruing on any of the Indebtedness (including, without limitation, any periodic change in such interest rate that occurs because such Indebtedness accrues interest at a variable rate which may fluctuate from time to time). Should Lender seek to enforce the obligations of Guarantor hereunder, Guarantor waives any right to require Lender to first (i) resort for payment or to proceed directly or at once against any person, including Borrower or any other guarantor of the Indebtedness; (ii) to proceed directly against, marshal, enforce, or exhaust any collateral held by Lender from Borrower, Guarantor, any other guarantor, or any other person; or (iii) to pursue any other remedy within Lender's power.

(b) Waiver of Defenses. Guarantor waives all rights of Guarantor under, or the requirements imposed by, Chapter 34 of the Texas Business and Commerce Code. Guarantor also waives any and all rights or defenses arising by reason of (i) any election of remedies by Lender which destroys or otherwise adversely affects Guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the Indebtedness; (ii) any disability or other defense of Borrower, of any other guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than payment in full in legal tender of the Indebtedness; (iii) any right to claim discharge of the Indebtedness on the basis of unjustified impairment of any collateral for the Indebtedness; or (iv) any defenses given to guarantors at law or in equity other than actual payment and performance of the Indebtedness. This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of all or any part of the Indebtedness is rescinded or must otherwise be returned by Lender upon the insolvency, bankruptcy, or reorganization of Borrower, Guarantor, any other guarantor of all or any part of the Indebtedness, or otherwise, all as though such payment had not been made.

205911.9 Commercial Guaranty - Page 3 of 6

(c) Waiver of Claims. Guarantor further waives and agrees not to assert or claim at any time any deductions to the amount guaranteed under this Guaranty for any claim of set off, counterclaim, counter demand, recoupment, or similar right, whether such claim, demand, or right may be asserted by Borrower, Guarantor, or both. In addition to any other waivers, agreements, and covenants of Guarantor set forth herein, Guarantor hereby further waives and releases all claims, causes of action, defenses, and offsets for any act or omission of Lender, its directors, officers, employees, representatives, or agents in connection with Lender's administration of the Indebtedness, except for Lender's willful misconduct and gross negligence.

(d) Waiver of Subrogation. Notwithstanding any provision in this Guaranty to the contrary, Guarantor hereby postpones until payment in full of the Indebtedness (i) any and all rights of subrogation, reimbursement, indemnification, or contribution which it may have after payment in full or in part of the Indebtedness against others liable on any of the Indebtedness, (ii) any and all rights to be subrogated to the rights of Lender in any collateral or security for any of the Indebtedness after payment in full or in part of the Indebtedness, and (iii) any and all other rights and claims of Guarantor against Borrower or any third party as a result of Guarantor's payment of any Indebtedness.

(e) Waivers Binding. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determined to be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

7. PAYMENT BY GUARANTOR. In the event of a default in the payment or performance of all or any part of the Indebtedness when such Indebtedness becomes due, whether by its terms, by acceleration, or otherwise, Guarantor shall, without notice or demand, promptly pay the amount due thereon to Lender, in lawful money of the United States. The exercise by Lender of any right or remedy under this Guaranty or under any other agreement or instrument, at law, in equity or otherwise, shall not preclude concurrent or subsequent exercise of any other right or remedy. Whenever Guarantor pays any sum which is or may become due under this Guaranty, written notice must be delivered to Lender contemporaneously with such payment. In the absence of such notice to Lender by Guarantor, any sum received by Lender on account of the Indebtedness shall be conclusively deemed paid by Borrower.

8. MISCELLANEOUS PROVISIONS. (a) Amendments. This Guaranty, together with any Loan Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty and supersedes all prior written and oral agreements and understandings, if any, regarding same. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

(b) Applicable Law. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THIS GUARANTY IS MADE AND IS PERFORMABLE IN CLEBURNE, JOHNSON COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS GUARANTY OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, GUARANTOR IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN STATE DISTRICT COURT IN JOHNSON COUNTY, TEXAS.

205911.9 Commercial Guaranty - Page 4 of 6

(c) Costs and Expenses. Guarantor shall also pay on demand by Lender all costs and expenses, including, without limitation, all reasonable attorneys fees, incurred by Lender in connection with the enforcement or collection of this Guaranty and with the collection or sale of any collateral securing this Guaranty. This covenant shall survive the payment of the Indebtedness.

(d) Notice. All notices required to be given by either party to the other under this Guaranty shall be in writing and, except for revocation notices by Guarantor, shall be effective when actually delivered or when deposited with a nationally recognized overnight courier, or when deposited in the United States mail, first class postage prepaid, addressed to the party to whom the notice is to be given at the address shown below or to such other addresses as either party may designate to the other in writing. All revocation notices by Guarantor shall be in writing and shall be effective only upon delivery to Lender as provided above in the section titled "DURATION OF GUARANTY." For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address. In the event that Guarantor is entitled to receive any notice under the Uniform Commercial Code, as it exists in the state governing any such notice, of the sale or other disposition of any collateral securing all or any part of the Indebtedness or this Guaranty, reasonable notice shall be deemed given when such notice is given pursuant to the terms of this Subsection ten (10) days prior to the date any public sale, or after which any private sale, of any such collateral is to be held.

(e) Interpretation. In all cases where there is more than one Borrower, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty, the word "Borrower" shall mean all and any one or more of them. This Guaranty is for the benefit of Lender, its successors and assigns. This Guaranty is binding upon Guarantor and Guarantors's heirs, executors, administrators, personal representatives, and successors. Caption headings in this Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty. If a court of competent jurisdiction finds any provision of this Guaranty to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances, and all provisions of this Guaranty in all other respects shall remain valid and enforceable. If any one or more of Borrower or Guarantor are corporations, limited liability companies, or partnerships, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, managers, members, partners, or agents acting or purporting to act on their behalf, and any Indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

(f) Waiver. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender, and then only in the specific instance and for the purpose given. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right to thereafter demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or of any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required, and in all cases such consent may be granted or withheld in the sole discretion of Lender.

205911.9 Commercial Guaranty - Page 5 of 6

EACH UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, EACH GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY". NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE.

Signed effective the date stated above.

GUARANTOR:

ANDREW TAYLOR-KIMMINS

Guarantor's address:
546 Fifth Avenue, 14th Floor
New York, New York 10036

Lender's address:

205911.9 [September 18, 2007]

205911.9 Commercial Guaranty - Page 6 of 6

EXHIBIT F

PLEDGE AND SECURITY AGREEMENT

This Pledge and Security Agreement ("Agreement") is made as of September 18, 2007, by DK TRUE ENERGY DEVELOPMENT LTD. ("Pledgor"), a limited liability company formed under the laws of Cyprus, in favor of WALTER G. MIZE ("Lender"), as security for certain obligations of BLACKWOOD VENTURES LLC ("Borrower"), a Delaware limited liability company. Pledgor hereby agrees with Lender as follows:

1. **Definitions**. As used in this Agreement, the following terms shall have the meanings indicated below:

(a) The term "Code" shall mean the Uniform Commercial Code as in effect in the State of Texas on the date of this Agreement or as it may hereafter be amended from time to time.

(b) The term "Collateral" shall mean all property specifically described on Schedule A attached hereto and made a part hereof.

(c) The term "Debtor Relief Laws" shall have the meaning assigned in the Note.

(d) The term "Indebtedness" shall mean the indebtedness evidenced by the Note, including all principal and accrued interest thereon, together with all costs, and expenses for which Borrower is responsible under the Note, and all renewals, extensions, modifications, substitutions, and rearrangements of the Note; whether such Indebtedness is voluntary or involuntary, due or not due, direct or indirect, absolute or contingent, liquidated or unliquidated; whether Borrower may be liable individually or jointly with others; whether Borrower may be liable primarily or secondarily or as debtor, maker, comaker, drawer, endorser, guarantor, surety, accommodation party, or otherwise.

(e) The term "Note" shall mean a promissory note of even date, in the principal amount of $875,000.00, executed by Borrower, and payable to the order of Lender.

(f) The term "Obligated Parties" shall have the meaning assigned in the Note.

All words and phrases used herein which are expressly defined in Section 1.201, Chapter 8 or Chapter 9 of the Code shall have the meaning provided for therein. Other words and phrases defined elsewhere in the Code shall have the meaning specified therein except to the extent such meaning is inconsistent with a definition in Section 1.201, Chapter 8 or Chapter 9 of the Code.

2. **Security Interest.** As security for the Indebtedness, Pledgor, for value received, hereby grants to Lender a continuing security interest in the Collateral.

3. **Voting Rights.** As long as no Event of Default shall have occurred hereunder, any voting rights incident to any stock or other securities pledged as Collateral may be exercised by Pledgor; provided, however, that Pledgor will not exercise, or cause to be exercised, any such voting rights, without the prior written consent of Lender, if the direct or indirect effect of such vote will result in an Event of Default hereunder.

210697.7

4. **Maintenance of Collateral**. Other than the exercise of reasonable care to assure the safe custody of any Collateral in Lender's possession from time to time, Lender does not have any obligation, duty or responsibility with respect to the Collateral. Without limiting the generality of the foregoing, Lender shall not have any obligation, duty or responsibility to do any of the following: (a) ascertain any maturities, calls, conversions, exchanges, offers, tenders or similar matters relating to the Collateral or inform Pledgor with respect to any such matters; (b) fix, preserve or exercise any right, privilege or option (whether conversion, redemption or otherwise) with respect to the Collateral unless (i) Pledgor makes written demand to Lender to do so, (ii) such written demand is received by Lender in sufficient time to permit Lender to take the action demanded in the ordinary course of its business, and (iii) Pledgor or Borrower provides additional collateral, acceptable to Lender in its sole discretion; (c) collect any amounts payable in respect of the Collateral (Lender being liable to account to Pledgor only for what Lender may actually receive or collect thereon); (d) sell all or any portion of the Collateral to avoid market loss; (e) sell all or any portion of the Collateral unless and until (i) Pledgor makes written demand upon Lender to sell the Collateral, and (ii) Pledgor or Borrower provides additional collateral, acceptable to Lender in its sole discretion; or (f) hold the Collateral for or on behalf of any party other than Pledgor.

5. **Representations and Warranties.** Pledgor hereby represents and warrants the following to Lender:

(a) Due Authorization. The execution, delivery and performance of this Agreement and the Note by Pledgor have been duly authorized by all necessary corporate action of Pledgor, to the extent Pledgor is a corporation, or by all necessary company action, to the extent Pledgor is a limited liability company.

(b) Enforceability. This Agreement and the Note constitute legal, valid and binding obligations of Pledgor, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

(c) Ownership and Liens. Pledgor has good and marketable title to the Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the security interest created by this Agreement. No dispute, right of setoff, counterclaim or defense exists with respect to all or any part of the Collateral. Pledgor has not executed any other security agreement currently affecting the Collateral and no financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office except as may have been executed or filed in favor of Lender.

(d) No Conflicts or Consents. Neither the ownership, the intended use of the Collateral by Pledgor, the grant of the security interest by Pledgor to Lender herein nor the exercise by Lender of its rights or remedies hereunder, will (i) conflict with any provision of (A) any domestic or foreign law, statute, rule or regulation, (B) the articles or certificate of incorporation, charter, bylaws or partnership agreement, as the case may be, of Pledgor, or (C) any agreement, judgment, license, order or permit applicable to or binding upon Pledgor or otherwise affecting the Collateral, or (ii) result in or require the creation of any lien, charge or encumbrance upon any assets or properties of Pledgor or of any person except as may be expressly contemplated in the Note. Except as expressly contemplated in the Note, no consent, approval, authorization or order of, and no notice to or filing with, any court, governmental authority or third party is required in connection with the grant by Pledgor of the security interest herein or the exercise by Lender of its rights and remedies hereunder.

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(e) Security Interest. Pledgor has and will have at all times full right, power and authority to grant a security interest in the Collateral to Lender in the manner provided herein, free and clear of any lien, security interest or other charge or encumbrance. This Agreement creates a legal, valid and binding security interest in favor of Lender in the Collateral.

(f) Location. Pledgor's residence or chief executive office, as the case may be, and the office where the records concerning the Collateral are kept is located at its address set forth on the signature page hereof.

(g) Solvency of Pledgor. As of the date hereof, and after giving effect to this Agreement and the completion of all other transactions contemplated by Pledgor at the time of the execution of this Agreement, (i) Pledgor is and will be solvent, (ii) the fair saleable value of Pledgor's assets exceeds and will continue to exceed Pledgor's liabilities (both fixed and contingent), (iii) Pledgor is paying and will continue to be able to pay its debts as they mature, and (iv) if Pledgor is not an individual, Pledgor has and will have sufficient capital to carry on Pledgor's businesses and all businesses in which Pledgor is about to engage.

(h) Securities. Any certificates evidencing securities pledged as Collateral are valid and genuine and have not been altered. To the best of Pledgor's knowledge, all securities pledged as Collateral have been duly authorized and validly issued, are fully paid and non-assessable, and were not issued in violation of the preemptive rights of any party or of any agreement by which Pledgor or the issuer thereof is bound. To the best of Pledgor's knowledge, no restrictions or conditions exist with respect to the transfer or voting of any securities pledged as Collateral, except as has been disclosed to Lender in writing.

6. Affirmative Covenants. Pledgor will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective unless Lender shall otherwise consent in writing.

(a) Ownership and Liens. Pledgor will maintain good and marketable title to all Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the security interest created by this Agreement and the security interests and other encumbrances expressly permitted by the Note. Pledgor will not permit any dispute, right of setoff, counterclaim or defense to exist with respect to all or any part of the Collateral. Pledgor will defend at its expense Lender's right, title and security interest in and to the Collateral against the claims of any third party.

(b) Inspection of Books and Records. Pledgor will keep adequate records concerning the Collateral and will permit Lender and all representatives and agents appointed by Lender to inspect Pledgor's books and records of or relating to the Collateral upon reasonable notice at any time during normal business hours, to make and take away photocopies, photographs and printouts thereof and to write down and record any such information.

(c) Adverse Claim. Pledgor covenants and agrees to promptly notify Lender of any claim, action or proceeding affecting title to the Collateral, or any part thereof, or the security interest created hereunder and, at Pledgor's expense, defend Lender's security interest in the Collateral against the claims of any third party. Pledgor also covenants and agrees to promptly deliver to Lender a copy of all written notices received by Pledgor with respect to the Collateral, including without limitation, notices received from the issuer of any securities pledged hereunder as Collateral.

210697.7 Pledge Agreement - Page 3 of 12

DK

(d) Delivery of Instruments and/or Certificates. Contemporaneously herewith, Pledgor covenants and agrees to deliver to Lender any certificates, documents or instruments representing or evidencing the Collateral, with Pledgor's endorsement thereon and/or accompanied by proper instruments of transfer and assignment duly executed in blank with, if requested by Lender, signatures guaranteed by a member or member organization in good standing of an authorized Securities Transfer Agents Medallion Program, all in form and substance satisfactory to Lender.

(e) Financing Statements. Pledgor hereby authorizes Lender to authenticate and file all financing statements or amendments to financing statements in such offices and places and at such times and as often as may be, in the judgment of Lender, necessary to preserve, protect, and renew the security interests herein created in the Collateral.

(f) Further Assurances. Pledgor will contemporaneously with the execution hereof and from time to time thereafter at its expense promptly execute and deliver all further instruments and documents and take all further action necessary or appropriate or that Lender may request in order (i) to perfect and protect the security interest created or purported to be created hereby and the first priority of such security interest, (ii) to enable Lender to exercise and enforce its rights and remedies hereunder in respect of the Collateral, and (iii) to otherwise effect the purposes of this Agreement, including without limitation: (A) executing and filing any financing or continuation statements, or any amendments thereto; (B) obtaining written confirmation from the issuer of any securities pledged as Collateral of the pledge of such securities, in form and substance satisfactory to Lender; (C) cooperating with Lender in registering the pledge of any securities pledged as Collateral with the issuer of such securities; (D) delivering notice of Lender's security interest in any securities pledged as Collateral to any securities or financial intermediary, clearing corporation or other party required by Lender, in form and substance satisfactory to Lender; and (E) obtaining written confirmation of the pledge of any securities constituting Collateral from any securities or financial intermediary, clearing corporation or other party required by Lender, in form and substance satisfactory to Lender. If all or any part of the Collateral is securities issued by an agency or department of the United States, Pledgor covenants and agrees, at Lender's request, to cooperate in registering such securities in Lender's name or with Lender's account maintained with a Federal Reserve Bank. When applicable law provides more than one method of perfection of Lender's security interest in the Collateral, Lender may choose the method(s) to be used.

7. **Negative Covenants.** Pledgor will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective, unless Lender shall otherwise consent in writing.

(a) Transfer or Encumbrance. Pledgor will not (i) sell, assign (by operation of law or otherwise) or transfer Pledgor's rights in any of the Collateral, (ii) grant a lien or security interest in or execute, file or record any financing statement or other security instrument with respect to the Collateral to any party other than Lender, or (iii) deliver actual or constructive possession of any certificate, instrument or document evidencing and/or representing any of the Collateral to any party other than Lender.

(b) Impairment of Security Interest. Pledgor will not take or fail to take any action which would in any manner impair the value or enforceability of Lender's security interest in any Collateral.

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(c) Restrictions on Securities. Pledgor will not enter into any agreement creating, or otherwise permit to exist, any restriction or condition upon the transfer, voting or control of any securities pledged as Collateral, except as consented to in writing by Lender.

8. Rights of Lender. Lender shall have the rights contained in this Section at all times during the period of time this Agreement is effective.

(a) Power of Attorney. Pledgor hereby irrevocably appoints Lender as Pledgor's attorney-in-fact, such power of attorney being coupled with an interest, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, to take any action and to execute any instrument which Lender may from time to time in Lender's discretion deem necessary or appropriate to accomplish the purposes of this Agreement, including without limitation, the following action: (i) transfer any securities, instruments, documents or certificates pledged as Collateral in the name of Lender or its nominee; (ii) use any interest, premium or principal payments, conversion or redemption proceeds or other cash proceeds received in connection with any Collateral to reduce any of the Indebtedness; (iii) exchange any of the securities pledged as Collateral for any other property upon any merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, and, in connection therewith, to deposit and deliver any and all of such securities with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Lender may deem necessary or appropriate; (iv) exercise or comply with any conversion, exchange, redemption, subscription or any other right, privilege or option pertaining to any securities pledged as Collateral; provided, however, except as provided herein, Lender shall not have a duty to exercise or comply with any such right, privilege or option (whether conversion, redemption or otherwise) and shall not be responsible for any delay or failure to do so; and (v) file any claims or take any action or institute any proceedings which Lender may deem necessary or appropriate for the collection and/or preservation of the Collateral or otherwise to enforce the rights of Lender with respect to the Collateral.

(b) Performance by Lender. If Pledgor fails to perform any agreement or obligation provided herein, Lender may itself perform, or cause performance of, such agreement or obligation, and the expenses of Lender incurred in connection therewith shall be a part of the Indebtedness, secured by the Collateral and payable by Pledgor on demand.

Notwithstanding any other provision herein to the contrary, Lender does not have any duty to exercise or continue to exercise any of the foregoing rights and shall not be responsible for any failure to do so or for any delay in doing so.

9. Events of Default. Each of the following events or occurrences, and Borrower's failure to timely cure such event or occurrence following any notice, cure, or grace period required by the Note, constitutes an "Event of Default" under this Agreement:

(a) Failure to Pay Indebtedness. The failure, refusal or neglect of Borrower to make any payment of principal or interest on the Indebtedness, or any portion thereof, as the same shall become due and payable; or the failure, refusal, or neglect of Borrower to make any payment of principal or interest on the promissory note of even date in the principal amount of $3,767,000.00, executed by Borrower, payable to Lender, or any renewals or extensions of that note; or

(b) Non-Performance of Covenants. The failure of Borrower, Pledgor, or any Obligated Parties to timely and properly observe, keep or perform any covenant, agreement, warranty or condition required herein; or

210697.7 Pledge Agreement - Page 5 of 12

(c) Default Under the Note. The occurrence of an event of default under the Note;

(d) False Representation. Any representation contained herein made by Pledgor is false or misleading in any material respect; or

(e) Collateral. The Collateral or any portion thereof is taken on execution or other process of law in any action against Pledgor; or Pledgor abandons the Collateral or any portion thereof; or

(f) Bankruptcy of Issuer. (i) The issuer of any securities constituting Collateral files a petition for relief under any Debtor Relief Laws, (ii) an involuntary petition for relief is filed against any such issuer under any Debtor Relief Laws and such involuntary petition is not dismissed within thirty (30) days after the filing thereof, or (iii) an order for relief naming any such issuer is entered under any Debtor Relief Laws.

10. Remedies and Related Rights. If an Event of Default shall have occurred, and without limiting any other rights and remedies provided herein, under the Note or otherwise available to Lender, Lender may exercise one or more of the rights and remedies provided in this Section.

(a) Remedies. Lender may from time to time at its discretion, without limitation and without notice except as expressly provided in the Note:

(i) exercise in respect of the Collateral all the rights and remedies of a Lender under the Code (whether or not the Code applies to the affected Collateral);

(ii) reduce its claim to judgment or foreclose or otherwise enforce, in whole or in part, the security interest granted hereunder by any available judicial procedure;

(iii) sell or otherwise dispose of, at its office, on the premises of Pledgor or elsewhere, the Collateral, as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale or other disposition of any part of the Collateral shall not exhaust Lender's power of sale, but sales or other dispositions may be made from time to time until all of the Collateral has been sold or disposed of or until the Indebtedness has been paid and performed in full), and at any such sale or other disposition it shall not be necessary to exhibit any of the Collateral;

(iv) buy the Collateral, or any portion thereof, at any public sale;

(v) buy the Collateral, or any portion thereof, at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations;

(vi) apply for the appointment of a receiver for the Collateral, and Pledgor hereby consents to any such appointment; and

(vii) at its option, retain the Collateral in satisfaction of the Indebtedness whenever the circumstances are such that Lender is entitled to do so under the Code or otherwise.

Pledgor agrees that in the event Pledgor is entitled to receive any notice under the Code, as it exists in the state governing any such notice, of the sale or other disposition of any Collateral, reasonable notice shall be deemed given when such notice is deposited in a depository receptacle under the care and custody

210697.7 Pledge Agreement - Page 6 of 12

of the United States Postal Service, postage prepaid, at Pledgor's address set forth on the signature page hereof, five (5) days prior to the date of any public sale, or after which a private sale, of any of such Collateral is to be held. Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Pledgor further acknowledges and agrees that the redemption by Lender of any certificate of deposit pledged as Collateral shall be deemed to be a commercially reasonable disposition under the Code.

(b) Private Sale of Securities. Pledgor recognizes that Lender may be unable to effect a public sale of all or any part of the securities pledged as Collateral because of restrictions in applicable federal and state securities laws and that Lender may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges that each any such private sale may be at prices and other terms less favorable then what might have been obtained at a public sale and, notwithstanding the foregoing, agrees that each such private sale shall be deemed to have been made in a commercially reasonable manner and that Lender shall have no obligation to delay the sale of any such securities for the period of time necessary to permit the issuer to register such securities for public sale under any federal or state securities laws. Pledgor further acknowledges and agrees that any offer to sell such securities which has been made privately in the manner described above to not less than five (5) bona fide offerees shall be deemed to involve a "public sale" for the purposes of the Code, notwithstanding that such sale may not constitute a "public offering" under any federal or state securities laws and that Lender may, in such event, bid for the purchase of such securities.

(c) Application of Proceeds. If any Event of Default shall have occurred, Lender may at its discretion apply or use any cash held by Lender as Collateral, and any cash proceeds received by Lender in respect of any sale or other disposition of, collection from, or other realization upon, all or any part of the Collateral as follows in such order and manner as Lender may elect:

(i) to the repayment or reimbursement of the reasonable costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) incurred by Lender in connection with (A) the administration of the Note, (B) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, and (C) the exercise or enforcement of any of the rights and remedies of Lender hereunder;

(ii) to the payment or other satisfaction of any liens and other encumbrances upon the Collateral;

(iii) to the satisfaction of the Indebtedness;

(iv) by holding such cash and proceeds as Collateral;

(v) to the payment of any other amounts required by applicable law (including without limitation, the Code or any other applicable statutory provision); and

(vi) by delivery to Pledgor or any other party lawfully entitled to receive such cash or proceeds whether by direction of a court of competent jurisdiction or otherwise.

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(d) Deficiency. In the event that the proceeds of any sale of, collection from, or other realization upon, all or any part of the Collateral by Lender are insufficient to pay all amounts to which Lender is legally entitled, Pledgor and any party who guaranteed or is otherwise obligated to pay all or any portion of the Indebtedness shall be liable for the deficiency, together with interest thereon as provided in the Note.

(e) Non-Judicial Remedies. In granting to Lender the power to enforce its rights hereunder without prior judicial process or judicial hearing, Pledgor expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require Lender to enforce its rights by judicial process. Pledgor recognizes and concedes that non-judicial remedies are consistent with the usage of trade, are responsive to commercial necessity and are the result of a bargain at arm's length. Nothing herein is intended to prevent Lender or Pledgor from resorting to judicial process at either party's option.

(f) Other Recourse. Pledgor waives any right to require Lender to proceed against any third party, exhaust any Collateral or other security for the Indebtedness, or to have any third party joined with Pledgor in any suit arising out of the Indebtedness or the Note, or pursue any other remedy available to Lender. Pledgor further waives any and all notice of acceptance of this Agreement and of the creation, modification, rearrangement, renewal or extension of the Indebtedness. Pledgor further waives any defense arising by reason of any disability or other defense of any third party or by reason of the cessation from any cause whatsoever of the liability of any third party. Until all of the Indebtedness shall have been paid in full, Pledgor shall have no right of subrogation and Pledgor waives the right to enforce any remedy which Lender has or may hereafter have against any third party, and waives any benefit of and any right to participate in any other security whatsoever now or hereafter held by Lender. Pledgor authorizes Lender, and without notice or demand and without any reservation of rights against Pledgor and without affecting Pledgor's liability hereunder or on the Indebtedness, to (i) take or hold any other property of any type from any third party as security for the Indebtedness, and exchange, enforce, waive and release any or all of such other property, (ii) apply such other property and direct the order or manner of sale thereof as Lender may in its discretion determine, (iii) renew, extend, accelerate, modify, compromise, settle or release any of the Indebtedness or other security for the Indebtedness, (iv) waive, enforce or modify any of the provisions of the Note executed by any third party, and (v) release or substitute any third party.

(g) Voting Rights. Upon the occurrence of an Event of Default, Pledgor will not exercise any voting rights with respect to securities pledged as Collateral. Pledgor hereby irrevocably appoints Lender as Pledgor's attorney-in-fact (such power of attorney being coupled with an interest) and proxy to exercise any voting rights with respect to Pledgor's securities pledged as Collateral upon the occurrence of an Event of Default.

(h) Dividend Rights and Interest Payments. Upon the occurrence of an Event of Default:

(i) all rights of Pledgor to receive and retain the dividends and interest payments which it would otherwise be authorized to receive and retain shall automatically cease, and all such rights shall thereupon become vested with Lender which shall thereafter have the sole right to receive, hold and apply as Collateral such dividends and interest payments; and

(ii) all dividend and interest payments which are received by Pledgor contrary to the provisions of clause (i) of this Subsection shall be received in trust for the benefit of Lender, shall be segregated from other funds of Pledgor, and shall be forthwith paid over to Lender in the exact form received (properly endorsed or assigned if requested by Lender), to be held by Lender as Collateral.

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11. Indemnity. Pledgor hereby indemnifies and agrees to hold harmless Lender, and its officers, directors, employees, agents and representatives (each an "Indemnified Person") from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature (collectively, the "Claims") which may be imposed on, incurred by, or asserted against, any Indemnified Person arising in connection with the Note, the Indebtedness or the Collateral (including without limitation, the enforcement of the Note and the defense of any Indemnified Person's actions and/or inactions in connection with the Note). **WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO ANY CLAIMS WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF THE NEGLIGENCE OF SUCH AND/OR ANY OTHER INDEMNIFIED PERSON**, except to the limited extent the Claims against an Indemnified Person are proximately caused by such Indemnified Person's gross negligence or willful misconduct. If Pledgor or any third party ever alleges such gross negligence or willful misconduct by any Indemnified Person, the indemnification provided for in this Section shall nonetheless be paid upon demand, subject to later adjustment or reimbursement, until such time as a court of competent jurisdiction enters a final judgment as to the extent and effect of the alleged gross negligence or willful misconduct. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity who is or has at any time been an Indemnified Person hereunder.

12. Miscellaneous. (a) Entire Agreement. This Agreement contains the entire agreement of Lender and Pledgor with respect to the Collateral. If the parties hereto are parties to any prior agreement, either written or oral, relating to the Collateral, the terms of this Agreement shall amend and supersede the terms of such prior agreements as to transactions on or after the effective date of this Agreement, but all security agreements, financing statements, guaranties, other contracts and notices for the benefit of Lender shall continue in full force and effect to secure the Indebtedness unless Lender specifically releases its rights thereunder by separate release.

(b) Amendment. No modification, consent or amendment of any provision of this Agreement or the Note shall be valid or effective unless the same is in writing and signed by the party against whom it is sought to be enforced.

(c) Actions by Lender. The lien, security interest and other security rights of Lender hereunder shall not be impaired by (i) any renewal, extension, increase or modification with respect to the Indebtedness, (ii) any surrender, compromise, release, renewal, extension, exchange or substitution which Lender may grant with respect to the Collateral, or (iii) any release or indulgence granted to any endorser, guarantor or surety of the Indebtedness. The taking of additional security by Lender shall not release or impair the lien, security interest or other security rights of Lender hereunder or affect the obligations of Pledgor hereunder.

(d) Waiver by Lender. Lender may waive any Event of Default without waiving any other prior or subsequent Event of Default. Lender may remedy any default without waiving the Event of Default remedied. Neither the failure by Lender to exercise, nor the delay by Lender in exercising, any right or remedy upon any Event of Default shall be construed as a waiver of such Event of Default or as a waiver of the right to exercise any such right or remedy at a later date. No single or partial exercise by Lender of any right or remedy hereunder shall exhaust the same or shall preclude any other or further exercise thereof, and every such right or remedy hereunder may be exercised at any time. No waiver of any provision hereof or consent to any departure by Pledgor therefrom shall be effective unless the same shall be in writing and signed by Lender and then such waiver or consent shall be effective only in the specific instances, for the

210697.7 Pledge Agreement - Page 9 of 12

purpose for which given and to the extent therein specified. No notice to or demand on Pledgor in any case shall of itself entitle Pledgor to any other or further notice or demand in similar or other circumstances.

(e) Costs and Expenses. Pledgor will upon demand pay to Lender the amount of any and all costs and expenses (including without limitation, attorneys' fees and expenses), which Lender may incur in connection with (i) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, (ii) the exercise or enforcement of any of the rights of Lender under the Note, or (iii) the failure by Pledgor to perform or observe any of the provisions hereof.

(f) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS, EXCEPT TO THE EXTENT PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST GRANTED HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

(g) Venue. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THIS AGREEMENT IS MADE AND IS PERFORMABLE IN CLEBURNE, JOHNSON COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS NOTE OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, PLEDGOR IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN STATE DISTRICT COURT IN JOHNSON COUNTY, TEXAS.

(h) Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be illegal, invalid or unenforceable.

(i) No Obligation. Nothing contained herein shall be construed as an obligation on the part of Lender to extend or continue to extend credit to Pledgor.

(j) Notices. All notices, requests, demands or other communications required or permitted to be given pursuant to this Agreement shall be in writing and given by (i) personal delivery, (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, sent to the intended addressee at the address set forth on the signature page hereof or to such different address as the addressee shall have designated by written notice sent pursuant to the terms hereof and shall be deemed to have been received either, in the case of personal delivery, at the time of personal delivery, in the case of expedited delivery service, as of the date of first attempted delivery at the address and in the manner provided herein, or in the case of mail, upon deposit in a depository receptacle under the care and custody of the United States Postal Service. Either party shall have the right to change its address for notice hereunder to any other location within the continental United States by notice to the other party of such new address at least thirty (30) days prior to the effective date of such new address.

(k) Binding Effect and Assignment. This Agreement (i) creates a continuing security interest in the Collateral, (ii) shall be binding on Pledgor and the heirs, executors, administrators, personal representatives, successors and assigns of Pledgor, and (iii) shall inure to the benefit of Lender and its

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successors and assigns. Pledgor's rights and obligations hereunder may not be assigned or otherwise transferred without the prior written consent of Lender.

(l) Termination. Upon (i) the satisfaction in full of the Indebtedness, (ii) written request for the termination hereof delivered by Borrower to Lender, and (iii) written release delivered by Lender to Pledgor, this Agreement and the security interests created hereby shall terminate. Upon termination of this Agreement and Borrower's written request, Lender will, at Borrower's sole cost and expense, return to Pledgor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination.

(m) Cumulative Rights. All rights and remedies of Lender hereunder are cumulative of each other and of every other right or remedy which Lender may otherwise have at law or in equity or under the Note, and the exercise of one or more of such rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of any other rights or remedies.

(n) Gender and Number. Within this Agreement, words of any gender shall be held and construed to include the other gender, and words in the singular number shall be held and construed to include the plural and words in the plural number shall be held and construed to include the singular, unless in each instance the context requires otherwise.

(o) Descriptive Headings. The headings in this Agreement are for convenience only and shall in no way enlarge, limit or define the scope or meaning of the various and several provisions hereof.

EXECUTED as of the date first written above.

Pledgor's Address:

Akropoleos, 44-46
1st Floor, Flat/Office 101
P.C. 2012, Nicosia, Cyprus

Pledgor:

DK TRUE ENERGY DEVELOPMENT LTD.

By: ______________________
David Kahn, Managing Director

Lender's Address:

210697.7[September 25, 2007]

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SCHEDULE A
TO
PLEDGE AND SECURITY AGREEMENT

Collateral

The following property is a part of the Collateral as defined in the Pledge Agreement:

546,505 shares of unrestricted common stock of MEGAWEST ENERGY CORP (OTC BB: MGWSF).

The term Collateral, as used herein, shall also include (i) all certificates, instruments, and other documents evidencing the foregoing; (ii) all renewals, replacements, and substitutions of all of the foregoing; (iii) all Additional Property (as hereinafter defined); and (iv) all PRODUCTS and PROCEEDS of all of the foregoing. The designation of proceeds does not authorize Pledgor to sell, transfer, or otherwise convey any of the foregoing property. The delivery at any time by Pledgor to Lender of any property as a pledge to secure payment or performance of any indebtedness or obligation whatsoever shall also constitute a pledge of such property as Collateral hereunder.

Collateral shall also include the following property (collectively, the "Additional Property") which Pledgor becomes entitled to receive or shall receive in connection with any other Collateral: (a) any stock certificate, including without limitation, any certificate representing a stock dividend or any certificate in connection with any recapitalization, reclassification, merger, consolidation, conversion, sale of assets, combination of shares, stock split or spin-off; (b) any option, warrant, subscription or right, whether as an addition to or in substitution of any other Collateral; (c) any dividends or distributions of any kind whatsoever, whether distributable in cash, stock or other property; (d) any interest, premium or principal payments; and (e) any conversion or redemption proceeds; provided, however, that until the occurrence of an Event of Default, Pledgor shall be entitled to all cash dividends and all interest paid on the Collateral (except interest paid on any certificate of deposit pledged hereunder) free of the security interest created under this Agreement. All Additional Property received by Pledgor shall be received in trust for the benefit of Lender. All Additional Property and all certificates or other written instruments or documents evidencing and/or representing the Additional Property that is received by Pledgor, together with such instruments of transfer as Lender may request, shall immediately be delivered to or deposited with Lender and held by Lender as Collateral under the terms of this Agreement. If the Additional Property received by Pledgor shall be shares of stock or other securities, such shares of stock or other securities shall be duly endorsed in blank or accompanied by proper instruments of transfer and assignment duly executed in blank with, if requested by Lender, signatures guaranteed by a member or member organization in good standing of an authorized Securities Transfer Agents Medallion Program, all in form and substance satisfactory to Lender. Lender shall be deemed to have possession of any Collateral in transit to Lender or its agent.

Schedule A